Exhibit 99.1

SSR MINING INC.

AND

ALACER GOLD CORP.

ARRANGEMENT AGREEMENT

DATED MAY 10, 2020

(i)

(ii)

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated May 10, 2020,

BETWEEN:

SSR MINING INC., a corporation existing under the laws of British Columbia (“SSR”)

AND:

ALACER GOLD CORP., a corporation existing under the laws of the Yukon Territory (the “Alacer”)

WHEREAS:

The Alacer Board has unanimously determined, after consultation with its legal and financial advisors and reviewing the Alacer Fairness Opinions, that the business combination to be effected by way of the Plan of Arrangement is in the best interests of Alacer and that the Consideration to be received by the Alacer Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Alacer Shareholders. The Alacer Board has approved the transactions contemplated by this Agreement and unanimously determined to recommend approval of the Plan of Arrangement to the Alacer Shareholders.

The SSR Board has unanimously determined, after consultation with its legal and financial advisors and reviewing the SSR Fairness Opinions and following the receipt and review of a unanimous recommendation from the SSR Special Committee, that the business combination to be effected by way of the Plan of Arrangement is in the best interests of SSR. The SSR Board has approved the transactions contemplated by this Agreement and unanimously determined to recommend approval of the issue of the Consideration Shares pursuant to the Arrangement.

In furtherance of such business combination, the Alacer Board has agreed to submit the Plan of Arrangement to the Alacer Shareholders and the Court for approval and the SSR Board has agreed to submit the transactions contemplated hereby to the SSR Shareholders in accordance with the terms and conditions of this Agreement.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1    Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, with respect to a Party, other than the transactions contemplated by this Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned subsidiaries, any written or oral offer, proposal, expression of interest or inquiry to a Party or its shareholders from any person or group of persons (other than from the other Party or any of its subsidiaries) made after the date hereof relating to:

(1)

any direct or indirect acquisition or sale (or lease, long-term license or other arrangement having the same economic effect as a sale), whether in a single transaction or a series of related transactions, of: (a) assets of such Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its subsidiaries or that contribute 20% or more of the consolidated revenue of such Party and its subsidiaries; or (b) 20% or more of any class of voting or equity securities (or rights thereto) (and including securities convertible into or exercisable or exchangeable for voting or equity securities) of such Party or any one or more of its subsidiaries that, individually or in the aggregate, constitute 20% of the consolidated assets of such Party and its subsidiaries or that contribute 20% or more of the consolidated revenue of such Party and its subsidiaries;

(2)

any direct or indirect take-over bid, issuer bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a person or group of persons acquiring beneficial ownership of 20% or more of any class of voting or equity securities of such Party (and including securities convertible into or exercisable or exchangeable for voting or equity securities);

(3)

any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, joint venture, partnership, liquidation, dissolution or other similar transaction involving such Party or any one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its subsidiaries or that contribute 20% or more of the consolidated revenue of such Party and its subsidiaries; or

(4)	any other similar transactions involving such Party;

“affiliate” has the meaning ascribed to such term in National Instrument 45-106 – Prospectus Exemptions;

“Agreement” means this arrangement agreement, together with the Schedules attached hereto, the Alacer Disclosure Letter and the SSR Disclosure Letter as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Alacer” has the meaning ascribed to such term in the recitals;

“Alacer Benefit Plans” has the meaning ascribed to such term in Section 3.1(1)(aa)(i);

“Alacer Board” means the board of directors of Alacer as the same is constituted from time to time;

“Alacer Board Recommendation” means the unanimous determination of the Alacer Board, after consultation with its legal and financial advisors, that the Arrangement is in the best interests of Alacer and is fair to Alacer Shareholders and the unanimous recommendation of the Alacer Board to the Alacer Shareholders that they vote in favour of the Arrangement Resolution;

“Alacer Budget” has the meaning ascribed to such term in Section 5.1(1)(b);

“Alacer CDI” means an Alacer CHESS Depository Interest (as defined in the Settlement Operating Rules of ASX), being a unit of beneficial ownership in an Alacer Share that is registered in the name of CDN;

“Alacer CDI Holders” means the holders of outstanding Alacer CDIs;

“Alacer Change in Recommendation” has the meaning ascribed thereto in Section 8.2(1)(c)(i);

“Alacer Circular” means the notice of the Alacer Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Alacer Shareholders in connection with the Alacer Meeting, as amended, supplemented or otherwise modified from time to time, which for greater certainty may be a joint circular with the SSR Circular;

“Alacer Data Room Information” means the information contained in the files, reports, data, documents and other materials relating to Alacer and its subsidiaries as provided in the electronic data room established by Alacer and hosted by Donnelly Financial Solutions in connection with the transactions contemplated hereby as of 5:00 p.m. (Vancouver time) on May 9, 2020;

“Alacer DSU Plans” means the deferred share unit plans of Alacer dated June 6, 2017 and April 17, 2014, respectively;

“Alacer DSUs” means the outstanding deferred share units issued under the Alacer DSU Plans;

“Alacer Disclosure Letter” means the disclosure letter executed by Alacer and delivered to SSR on the date hereof in connection with the execution of this Agreement;

“Alacer Expense Reimbursement” has the meaning ascribed to such term in Section 8.4(2);

“Alacer Exploration Properties” means the Çakmaktepe project and the Ardich deposit, each as more particularly described in the Alacer Public Disclosure Record;

“Alacer Fairness Opinions” means the opinions of Scotia Capital Inc. and CIBC World Markets Inc. to the effect that, as of May 9, 2020, the Consideration to be received by the Alacer Shareholders is fair, from a financial point of view, to the Alacer Shareholders;

“Alacer Financial Statements” has the meaning ascribed to such term in Section 3.1(1)(j);

“Alacer Material Contracts” has the meaning ascribed to such term in Section 3.1(1)(u);

“Alacer Material Permits” has the meaning ascribed to such term in Section 3.1(1)(v);

“Alacer Material Property” means the Copler Mine, as more particularly described in the Alacer Public Disclosure Record;

“Alacer Meeting” means the special meeting of the Alacer Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution, and for any other purpose as may be set out in the Alacer Circular and agreed to in writing by the Parties;

“Alacer PSU Plan” means the performance share unit plan of Alacer dated June 6, 2017;

“Alacer PSUs” means the outstanding performance share units issued under the Alacer PSU Plan;

“Alacer Public Disclosure Record” means all documents and information filed by Alacer under applicable Securities Laws on SEDAR, since January 1, 2018;

“Alacer RSU Plan” means the restricted share unit plan of Alacer dated April 28, 2017;

“Alacer RSUs” means the outstanding restricted share units issued under the Alacer RSU Plan;

“Alacer Shareholder Approval” has the meaning ascribed to such term in Section 2.2(3);

“Alacer Shareholders” means the holders of outstanding Alacer Shares, including, for the avoidance of doubt, Alacer CDI Holders, if the context requires;

“Alacer Shares” means the common shares in the capital of Alacer as currently constituted and that are currently listed and posted for trading on the TSX under the symbol “ASR”, and, where applicable, any corresponding Alacer CDIs posted for trading on the ASX under the symbol “AQG”;

“Alacer Supporting Shareholders” means each of the senior officers and directors of Alacer that hold Alacer Shares and have entered into Alacer Voting Agreements;

“Alacer Termination Amount” means $70,000,000.00;

“Alacer Termination Amount Event” has the meaning ascribed to such term in Section 8.3(1);

“Alacer Voting Agreements” means the voting agreements (including all amendments thereto) between SSR and the Alacer Supporting Shareholders setting forth the terms and conditions upon which they agree to vote their Alacer Shares in favour of the Arrangement Resolution;

“Anti-Corruption Laws” means all applicable Laws relating to corruption and bribery, including, without limitation, the Foreign Corrupt Practices Act (United States) (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) and any applicable Law of similar effect;

“Anti-Money Laundering Laws” means all applicable Laws relating to money laundering and proceeds of crime including, without limitation, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and related regulations and guidelines published by FINTRAC (Financial Transactions Reports Analysis Centre of Canada), the Currency and Foreign Transactions Reporting Act of 1970 (United States) (otherwise known as the Bank Secrecy Act), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (United States) and any applicable Law of similar effect;

“Arrangement” means the arrangement under section 195 of the YBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto in accordance with the terms of this Agreement or the Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably;

“Arrangement Resolution” means the special resolution of the Alacer Shareholders approving the Arrangement to be considered at the Alacer Meeting, substantially in the form and content of Schedule “B” hereto;

“Articles of Arrangement” means the articles of arrangement of Alacer in respect of the Arrangement required by the YBCA to be sent to the Registrar after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably;

“ASIC” means the Australian Securities and Investment Commission;

“ASIC Relief or Requirements” means any approvals, clearances or relief required from ASIC, or (in the event that relief is not granted) filings required to be made with ASIC and the expiry of any relevant exposure period following the filing, in order to distribute the Alacer Circular to holders of Alacer Shares listed on the ASX, including, but not limited to, relief from compliance with the prospectus and secondary share sale requirements of Part 6D.2 and Part 6D.3 of the Australian Corporations Act or alternatively filing of a prospectus under Chapter 6D;

“associate” has the meaning ascribed to such term in the Securities Act;

“ASX” means the Australian Securities Exchange or ASX Limited, as the context requires;

“ASX Listing Rules” means the Listing Rules of ASX, as in force or as modified from time to time;

“Australian Corporations Act” means the Corporations Act 2001 (Cth), as in force or as modified (including via any ASIC Relief or Requirements) from time to time;

“Australian Securities Laws” means the Australian Corporations Act and the ASX Listing Rules;

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or Denver, Colorado;

“CDN” means CHESS Depositary Nominees Pty Limited, the entity that provides (or will provide in the case of SSR CDIs) depositary services in respect of the Alacer CDIs and SSR CDIs;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Registrar pursuant to subsection 195(11) of the YBCA in respect of the Articles of Arrangement;

“Copler Mine” means Alacer’s 80% owned Copler Mine located in the Erzincan Province, Turkey, as more particularly described in the Alacer Public Disclosure Record;

“Concession” means any mining concession, claim, lease, licence, permit, tenure, interest or other right to explore for, exploit, prospect, develop, mine or produce minerals or any interest therein which a Party or any of its subsidiaries owns, leases or has a right, interest or option to acquire or use;

“Confidentiality Agreement” means the confidentiality agreement between SSR and Alacer dated January 22, 2020, as it may be amended;

“Consideration” means, for each Alacer Share, the number of Consideration Shares equal to the Exchange Ratio;

“Consideration CDIs” means the SSR Shares in the form of SSR CDIs to be issued to the Alacer CDI Holders pursuant to the Arrangement, provided that SSR shall have obtained the conditional approval for the listing thereof on the ASX prior to the Effective Date;

“Consideration Shares” means the SSR Shares to be issued to the Alacer Shareholders and, provided that SSR shall have obtained the conditional approval for the listing thereof on the ASX prior to the Effective Date, to CDN (on account of Consideration CDIs) pursuant to the Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, mortgage, bond, instrument, hedge, undertaking, arrangement or other right or obligation to which such Party or any of its subsidiaries is a party or is bound or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of Yukon;

“Depositary” means AST Trust Company (Canada) or such other trust company, bank or financial institution agreed to in writing between SSR and Alacer for the purpose of, among other things, exchanging certificates representing Alacer Shares for certificates representing Consideration Shares in connection with the Arrangement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the Parties agree to in writing prior to the Effective Date;

“Environmental Laws” means all applicable Laws, imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

“Environmental Liabilities” means, with respect to any person, all liabilities, remedial and removal costs, investigation and monitoring costs, capital costs, operation and maintenance costs, losses, damages, (including punitive damages, property damages, consequential damages and treble damages), costs and expenses, fines, penalties and sanctions incurred as a result of, or related to, any claim, suit, action, administrative order, closure plan, decommissioning and reclamation plan, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law arising under, or related to, any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release whether on, at, in, under, from or about or in the vicinity of any real or personal property;

“Environmental Permits” means all permits, licenses, authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

“Exchange Ratio” means 0.3246 of an SSR Share for each Alacer Share, subject to adjustment pursuant to Section 2.16;

“Final Order” means the final order of the Court pursuant to section 195(9)(a) of the YBCA, approving the Arrangement, in form and substance acceptable to Alacer and SSR, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties, each acting reasonably, at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Alacer and SSR, each acting reasonably) on appeal;

“Financing” has the meaning ascribed to such term in Section 5.5;

“Form 51-102F5” means Form 51-102F5 as prescribed in National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators;

“Governmental Entity” means: (a) any multinational, transnational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority of any of the foregoing; (c) any quasi- governmental or private body, including any tribunal, commission, regulatory agency or self- regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance or contaminant regulated or defined under any Environmental Law;

“IFRS” means International Financial Reporting Standards, at the relevant time, prepared on a consistent basis;

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

“Indemnified Persons” has the meaning ascribed thereto in Section 9.3(1);

“Intellectual Property” means any licenses for or other rights to use, any inventions, patent applications, patents, trade-marks (both registered and unregistered), trade names, copyrights, trade secrets and other proprietary information of a Party or a material subsidiary;

“Interim Order” means the interim order of the Court, to be issued following the application therefor contemplated by Section 2.2 of this Agreement, in form and substance acceptable to Alacer and SSR, each acting reasonably, providing for, among other things, the calling and holding of the Alacer Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court with the consent of Alacer and SSR, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act, as amended from time to time;

“Investment Canada Act Approval”means that (i) SSR shall have filed a notification under section 12 of the Investment Canada Act in respect of the transactions contemplated by this Agreement, and the Minister shall have certified under section 13(1) of the Investment Canada Act that such notification was complete and the transactions contemplated herein are not subject to Part IV of the Investment Canada Act, or (ii) if SSR has received a notice from the Minister that the transactions contemplated herein are subject to Part IV of the Investment Canada Act or if SSR and Alacer jointly conclude, acting reasonably, that the section 13(1) certification referred to in (i) above will not be issued by the Minister, then the Minister shall have sent a notice to SSR that he is satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada or the time period provided for such notice under the Investment Canada Act shall have expired such that the Minister shall be deemed to have been satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada;

“Key Regulatory Approvals” means each of the Turkey Competition Clearance, the Investment Canada Act Approval and the ASIC Relief or Requirements;

“Law” or “Laws” means, with respect to any person, any and all applicable laws (statutory, common or otherwise), statute, constitution, treaty, convention, ordinance, code, rule, regulation, by-laws, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applicable by a Governmental Entity that is binding upon or applicable to such person or its business, undertaking, property, assets or securities, the terms and conditions of any Permit and to the extent they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, statutory trusts, charges, security interests, encumbrances, title retention agreements and adverse rights or claims, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Marigold Mine” means SSR’s 100% owned Marigold Mine located in Nevada, U.S.A.;

“Matching Period” has the meaning ascribed thereto in Section 7.4(1)(e);

“Material Adverse Effect” means, in relation to a Party, any fact or state of facts, circumstance, change, effect, occurrence or event that, individually or in the aggregate with other facts, state of facts, circumstances, changes, effects, occurrences or events is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities (whether absolute, accrued, contingent or otherwise) or financial condition of such Party and its subsidiaries, on a consolidated basis, except for and excluding any fact or state of facts, circumstance, change, effect, occurrence or event to the extent resulting from or arising in connection with:

(1)	any adoption, proposal, implementation or change in Law or in any interpretation, application or non-application of any Law by any Governmental Entity;

(2)	any change in IFRS (or authoritative interpretation thereof) of a generally applicable nature;

(3)

any change in global, national, provincial or regional political conditions (including the outbreak of war or acts of terrorism or declarations of a state of emergency) or in general economic, business, regulatory or market conditions or in national or global financial or capital markets, including credit markets or securities markets;

(4)	any change or development generally affecting the gold, silver or copper mining industries;

(5)	climatic or other natural events or conditions (including any natural disaster or weather condition), pandemics (including COVID-19), epidemics or similar events;

(6)	any change (on a current or forward basis) in the price of gold, silver or copper;

(7)

the failure of such Party to meet any internal or published projections, forecasts or estimates in respect of revenues, earnings, production or other financial or reporting metrics or changes in the market price, credit rating or trading volume of such Party’s securities (it being understood that the underlying facts giving rise or contributing to such failure or change may, if not otherwise excluded from this definition of Material Adverse Effect, be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

(8)	the announcement or pendency of this Agreement; or

(9)

any actions taken (or omitted to be taken) (i) at the written request, or with the prior written consent, of the other Party hereto (ii) as required by Law (including a temporary suspension of operations in response to COVID-19) or (iii) in accordance with good mining practice resulting in a temporary suspension of operations in response to COVID- 19 to safeguard life or property, provided, however, that (a) with respect to clauses (1) through to and including (6) above, if such matter has a materially adverse disproportionate effect on the business, operations, results of operations, properties, assets, liabilities (whether absolute, accrued, contingent or otherwise) or financial condition of such Party and its subsidiaries, on a consolidated basis, relative to other comparable companies and entities operating in such Party’s and its subsidiaries industries, businesses or segments thereof internationally (and, for greater certainty, not confined to comparable companies and entities operating in such Party’s countries of operation), such matter may be taken into account in determining whether a Material Adverse Effect has occurred in respect of such Party, but only to the extent of the disproportionate effect; and (b) references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred;

“Material Contract” means, in respect of any Party, any Contract:

(1)	that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on such Party;

(2)

under which such Party or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $5 million in the aggregate;

(3)

that is a lease, sublease, license or right of way or occupancy agreement for real property which has a value in excess of $5 million or that is material to the business or to an operation of such Party and its subsidiaries, on a consolidated basis;

(4)

relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, or for the deferred purchase price of property with an outstanding principal amount in excess of $5 million or which is otherwise secured by a Lien;

(5)	providing for the establishment, organization or formation of any joint venture, partnership, strategic alliance or similar arrangement;

(6)	that is a material Contract with any Governmental Entity;

(7)	which is a collective bargaining or union agreement or any other material Contract with any labour union;

(8)	that restricts such Party and/or its subsidiaries from paying dividends or other distributions to its shareholders;

(9)	that is a contractual royalty, production payment, net profits, earn-out, streaming agreement, metal prepayment or similar Contract that has a value or potential value in excess of $5 million;

(10)	relating to any commodity swap, hedge, derivative, forward or off-take arrangement;

(11)	under which such Party or any of its subsidiaries is obligated to make or expects to receive payments in excess of $5 million over the remaining term of the Contract;

(12)	that limits or restricts, or purports to limit or restrict, such Party or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect; or

(13)	that is otherwise material to such person and its subsidiaries, considered as a whole;

and, for greater certainty, with respect to Alacer, includes the Material Contracts listed in Section 3.1(1)(u) of the Alacer Disclosure Letter and, with respect to SSR, includes the Material Contracts listed in Section 4.1(1)(u) of the SSR Disclosure Letter;

“material fact” has the meaning ascribed to such term in the Securities Act provided, that with respect to any documents filed or furnished by SSR with or to the SEC, “material fact” includes a fact that is “material”, where “material” has the meaning ascribed thereto under the U.S. Exchange Act;

“material subsidiary” means, in the case of Alacer, those subsidiaries of Alacer described in Section 3.1(1)(h) of the Alacer Disclosure Letter as being material subsidiaries of Alacer and, in the case of SSR, those subsidiaries of SSR described in Section 4.1(1)(h) of the SSR Disclosure Letter as being material subsidiaries of SSR;

“Minister”means the responsible Minister under the Investment Canada Act and, where the context so requires, includes the Director of Investments under the Investment Canada Act and his delegates;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

“Nasdaq” means the Nasdaq Capital Market;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person;

“Outside Date” means October 10, 2020, or such later date as may be agreed to in writing by the Parties, subject to the right of any Party to extend the Outside Date for up to an additional 60 days (in 30-day increments) if (i) the Key Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity or (ii) the Final Order has not been obtained as a result or consequence of, or in connection with, the COVID-19 pandemic, in each case, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Vancouver time) on the date that is not less than two business days prior to the original Outside Date (and any subsequent Outside Date); provided that notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to obtain any of the Key Regulatory Approvals or the Final Order is primarily the result of such Party’s wilful breach of this Agreement;

“Party” means any of Alacer or SSR, as the case may be, and “Parties” means both of them, collectively;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

“Permitted Liens” means, collectively: (1) minor title defects or irregularities or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property or mineral property, or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially impair the operation or enjoyment of the relevant property; (2) undetermined or inchoate liens, charges and privileges (including mechanics’, construction, carriers’, workers’, repairers’, storers’ or similar liens) which individually or in the aggregate are not material, arising or incurred in the ordinary course of business; (3) statutory liens, statutory trusts, adverse claims or Liens of any nature whatsoever claimed or held by any Governmental Entity that have not at the time been filed or registered against the title to the relevant property or served upon the relevant Party (or its subsidiaries) pursuant to Law or that relate to obligations not due or delinquent, save and except for statutory liens, adverse claims or encumbrances related to Taxes which are due and payable; (4) the reservations, limitations and exceptions in any original grants from any Governmental Entity of any real property or mineral property or interest therein and statutory exceptions to title that do not materially detract from the value of the relevant property or materially impair the operation of or enjoyment of such property; and (5) the Liens, in respect of Alacer, listed on Section 1.1 of the Alacer Disclosure Letter, and in respect of SSR, listed on Section 1.1 of the SSR Disclosure Letter;

“person” includes an individual, partnership, association, company, corporation, body corporate, limited liability company, unincorporated association, unincorporated organization, unincorporated syndicate, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of Alacer, substantially in the form of Schedule “A” hereto, and any amendments or variations thereto made in accordance with Section 8.5 hereof, the Plan of Arrangement or at the direction of the Court with the consent of the Parties, each acting reasonably;

“Puna Operations” means SSR’s 100% owned Puna Operations, comprised of the Pirquitas and Chinchillas properties, in Jujuy, Argentina;

“Qualified Person” shall have the meaning ascribed to such term in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“Receiving Party” has the meaning ascribed to such term in Section 7.4(1);

“Registrar” means the registrar appointed under Section 263(1) of the YBCA;

“Regulatory Approvals” means any consent, waiver, modification, declaration, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case, required or advisable under Laws in connection with the Arrangement, including the Key Regulatory Approvals;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Representatives” means, collectively, in respect of a person, its subsidiaries and its affiliates and its and their officers, directors, employees, consultants, advisors, agents or other representatives (including financial, legal or other advisors);

“Returns” means all computations, calculations, registrations, notices, applications, designations, reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, filed or required to be filed or prepared in connection with any Taxes;

“Seabee Gold Operation” means SSR’s 100% owned Seabee Gold Operation in Saskatchewan, Canada;

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof;

“Securities Act” means the Securities Act (Ontario);

“Securities Authorities” means the applicable securities commissions or other securities regulatory authorities in each of the provinces of Canada;

“Securities Laws” means the Securities Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 – System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators and available for public view at www.sedar.com;

“SSR” has the meaning ascribed to such term in the recitals;

“SSR 2019 Convertible Notes” means the 2.50% convertible senior notes due 2039 issued under the SSR 2019 Indenture;

“SSR 2019 Indenture” means the indenture governing the SSR 2019 Convertible Notes, dated as of March 19, 2019 between SSR and The Bank of New York Mellon;

“SSR Benefit Plans” has the meaning ascribed to such term in Section 4.1(1)(aa)(i);

“SSR Board” means the board of directors of SSR as the same is constituted from time to time;

“SSR Board Recommendation” means the unanimous determination of the SSR Board, after consultation with its legal and financial advisors and following the receipt and review of a unanimous recommendation from the SSR Special Committee, that the entering into of this Agreement is in the best interests of SSR and the unanimous recommendation of the SSR Board to SSR Shareholders that they vote in favour of the SSR Resolutions;

“SSR Budget” has the meaning ascribed to such term in Section 5.2(1)(b);

“SSR CDI” means an SSR CHESS Depository Interest (as defined in the Settlement Operating Rules of ASX), being a unit of beneficial ownership in an SSR Share that is registered in the name of CDN;

“SSR Change in Recommendation” has the meaning ascribed thereto in Section 8.2(1)(d)(i);

“SSR Circular” means the notice of the SSR Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the SSR Shareholders in connection with the SSR Meeting, as amended, supplemented or otherwise modified from time to time, which for greater certainty may be a joint circular with the Alacer Circular;

“SSR Data Room Information” means the information contained in the files, reports, data, documents and other materials relating to SSR and its subsidiaries as provided in the electronic data room established by SSR and hosted by Donnelly Financial Solutions in connection with the transactions contemplated hereby as of 5:00 p.m. (Vancouver time) on May 9, 2020;

“SSR DSUs” means the outstanding deferred share units issued under the SSR DSU Plan, or otherwise;

“SSR DSU Plan” means the non-employee directors’ deferred share unit plan of SSR effective as of June 30, 2008, as amended;

“SSR Disclosure Letter” means the disclosure letter executed by SSR and delivered to the Alacer on the date hereof in connection with the execution of this Agreement;

“SSR Expense Reimbursement” has the meaning ascribed to such term in Section 8.4(3);

“SSR Exploration Properties” means the Trenton Canyon property and the Pitarrilla project, each as more particularly described in the SSR Public Disclosure Record.

“SSR Fairness Opinions” means the opinions of National Bank Financial Inc. and TD Securities Inc. to the effect that, as of May 9, 2020, the Consideration to be paid by SSR to the Alacer Shareholders is fair, from a financial point of view, to SSR;

“SSR Financial Statements” has the meaning ascribed to such term in Section 4.1(1)(j);

“SSR Legacy Option Plans” means the SSR Inc. Stock Option Plan approved May 9, 2014 and amended February 26, 2016 and the Claude Resources Inc. Stock Option Incentive Plan amended and restated as of March 26, 2015;

“SSR Material Contracts” has the meaning ascribed to such term in Section 4.1(1)(u);

“SSR Material Permits” has the meaning ascribed to such term in Section 4.1(1)(v);

“SSR Material Properties” means the Marigold Mine, the Seabee Gold Operation and the Puna Operations, each as more particularly described in the SSR Public Disclosure Record;

“SSR Meeting” means the special meeting of the SSR Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held to consider the SSR Resolutions and for any other purpose as may be set out in the SSR Circular and agreed to in writing by the Parties;

“SSR Options” means the outstanding options to purchase SSR Shares granted under or otherwise subject to the SSR Share Compensation Plan, the SSR Legacy Option Plans, or otherwise;

“SSR PSUs” means the outstanding performance share units issued under the SSR Share Compensation Plan, or otherwise;

“SSR Public Disclosure Record” means all documents and information filed by SSR under applicable Securities Laws on SEDAR or pursuant to the U.S. Exchange Act, since January 1, 2018;

“SSR Resolutions” means (1) an ordinary resolution of the SSR Shareholders approving the issuance of the Consideration Shares, and (2) an ordinary resolution of the SSR Shareholders electing directors to the SSR Board consistent with Section 2.17 and conditional on the Effective Time occurring, each to be considered at the SSR Meeting;

“SSR Rights Plan” means the amended and restated rights plan agreement as of March 21, 2018 between SSR and Computershare Investor Services Inc.;

“SSR RSUs” means the outstanding restricted share units issued under the SSR Share Compensation Plan, or otherwise;

“SSR Share Compensation Plan” means the share compensation plan of SSR approved by the SSR Shareholders on May 4, 2017, as amended;

“SSR Shareholder Approval” means the approval of the SSR Resolutions by a simple majority of the votes cast in respect of the SSR Resolutions by SSR Shareholders present in person or by proxy at the SSR Meeting;

“SSR Shareholders” means the holders of outstanding SSR Shares;

“SSR Shares” means the common shares of SSR as currently constituted and that are currently listed and posted for trading on the TSX and the Nasdaq under the symbol “SSRM”;

“SSR Special Committee” means the special committee of the SSR Board comprised of independent directors;

“SSR Supporting Shareholders” means all of the senior officers and directors of SSR that hold SSR Shares and who have entered into SSR Voting Agreements;

“SSR Termination Amount” means $70,000,000.00;

“SSR Termination Amount Event” has the meaning ascribed to such term in Section 8.3(2);

“SSR Voting Agreements” means the voting and support agreements dated the date hereof (including all amendments thereto) between Alacer and the SSR Supporting Shareholders setting forth the terms and conditions upon which they agree to vote their SSR Shares in favour of the SSR Resolutions;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary; and with respect to Alacer, for purposes of this Agreement, subsidiaries shall include Kartaltepe Madencilik Sanayi Ticaret Anonim Şirketi and Tunçplnar Madencilik Sanayi Ve Ticaret Anonim Şirketi;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal from a person who is an arm’s length third party, made after the date of this Agreement, to acquire not less than all of the outstanding SSR Shares or Alacer Shares, as applicable (other than SSR Shares or Alacer Shares, as applicable, beneficially owned by the person or persons making such Acquisition Proposal), or all or substantially all of the assets of the Party and its subsidiaries on a consolidated basis subject to the Acquisition Proposal that:

(1)

is not subject to any financing condition and, after consultation with its financial advisor(s), in respect of which the board of directors of such Party determines in good faith that the funds or other consideration necessary to complete the Acquisition Proposal are or are reasonably likely to be available to fund completion of the Acquisition Proposal at the time and on the basis set out therein;

(2)	is not subject to any due diligence and/or access condition;

(3)

if it relates to the acquisition of a Party’s outstanding common shares, is made available to all holders of such Party’s common shares on the same terms and conditions, provided that such holders of such Party’s common shares who are also employees of that Party or its subsidiaries may be permitted to enter into new employment arrangements with the person making the Acquisition Proposal, conditional on such acquisition;

(4)

in the event that the receiving Party does not, in the good faith determination of the board of directors of such Party, have the financial resources to pay the SSR Termination Amount or the Alacer Termination Amount, as applicable, the terms of such Acquisition Proposal provide that the person making such Acquisition Proposal shall advance or otherwise provide such Party the cash required for such Party to pay the SSR Termination Amount or the Alacer Termination Amount, as applicable, and such amount shall be advanced or provided on or before such fee becomes payable;

(5)

the board of directors of such Party determines, in good faith after consultation with its financial advisor(s) and outside legal counsel, is reasonably likely to be consummated at the time and on the terms proposed, without undue delay and taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and person or group of persons making such proposal; and

(6)

the board of directors of such Party determines, in good faith after consultation with its financial advisor(s), would, if consummated in accordance with its terms and without assuming away the risk of non-completion, result in a transaction more favourable to the holders of such Party’s common shares, from a financial point of view, than the transaction contemplated by this Agreement (including after considering any proposal to adjust the terms and conditions of the Arrangement as contemplated by Section 7.4(2));

“Superior Proposal Notice” has the meaning ascribed thereto in Section 7.4(1)(c);

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Taxes” mean (i) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, (ii) any interest, penalties, fines or other additions to tax that may become payable in respect of amounts of the type described in clause (i) above or this clause (ii) whether disputed or not, (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) for or to or in respect of any other person, including as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or by virtue of any statute (including under sections 159 and 160 of the Tax Act); and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other person or as a result of being a transferee or successor in interest to any party;

“Transaction Personal Information” has the meaning ascribed to such term in Section 9.1;

“TSX” means the Toronto Stock Exchange;

“Turkey Competition Clearance” means that the Arrangement may be lawfully completed pursuant to the merger control laws of Turkey;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated hereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated hereunder;

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended;

“wilful breach” of any representation, warranty or covenant of a Party means that, as applicable, a senior officer of the Party (1) had actual knowledge that a representation or warranty of the Party to which he or she served as a senior officer was materially false when made or (2) as to a covenant herein, directed or allowed the applicable Party to take an action, fail to take an action or permit an action to be taken or occur that he or she knew at such time constituted a material breach of a covenant herein by such Party; and

“YBCA” means the Business Corporations Act (Yukon).

Section 1.2    Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs and Schedules, and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

Section 1.3    Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

Section 1.4    Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

Section 1.5    Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States and “$” refers to United States dollars.

Section 1.6    Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS, consistently applied.

Section 1.7    Knowledge

In this Agreement, references to “the knowledge of Alacer” means the actual knowledge of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, in each case after reasonable enquiry within Alacer and its subsidiaries and references to “the knowledge of SSR” means the actual knowledge of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, in each case after reasonable enquiry within SSR and its subsidiaries.

Section 1.8    Subsidiaries

To the extent any covenants or agreements relate, directly or indirectly, to a subsidiary of either Party, each such provision shall be construed as a covenant of the applicable Party to cause (to the fullest extent to which it is legally capable) such subsidiary to perform the required action.

Section 1.9    Statutes

Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Section 1.10    Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule “A” - Plan of Arrangement

Schedule “B” - Arrangement Resolution

Schedule “C” - Governance Matters

ARTICLE 2

THE ARRANGEMENT

Section 2.1    Arrangement and Meetings

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

Section 2.2 Interim Order

As soon as reasonably practicable following the date of execution of this Agreement, Alacer shall apply to the Court in a manner acceptable to SSR, acting reasonably, pursuant to the YBCA, and file, proceed with and diligently pursue an application to the Court for the Interim Order which shall provide, among other things:

(1)	the class of persons to whom notice is to be provided in respect of the Arrangement and the Alacer Meeting and the manner in which such notice is to be provided;

(2)	confirmation of the record date for the purposes of determining the Alacer Shareholders entitled to receive notice of and vote at the Alacer Meeting;

(3)

that the requisite approval for the Arrangement Resolution shall be 66 2⁄3% of the votes cast on the Arrangement Resolution by the Alacer Shareholders present in person or by proxy at the Alacer Meeting (the “Alacer Shareholder Approval”);

(4)	that in all other respects, the terms, conditions and restrictions of Alacer’s constating documents, including quorum requirements and other matters, shall apply in respect of the Alacer Meeting;

(5)

for the grant of Dissent Rights to registered holders of the Alacer Shares which Dissent Rights shall provide for an Alacer Shareholder’s written objection to the Arrangement Resolution to be received by Alacer at least two days before the Alacer Meeting;

(6)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(7)	that the Alacer Meeting may be adjourned from time to time in accordance with the terms of this Agreement without the need for additional approval of the Court;

(8)

that the record date for the Alacer Shareholders entitled to notice of and to vote at the Alacer Meeting will not, unless agreed to in writing by SSR and Alacer, change in respect of any adjournment(s) of the Alacer Meeting;

(9)

that the Parties intend to rely upon the Section 3(a)(10) Exemption, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to the Alacer Shareholders, with respect to the issuance of the Consideration Shares to the Alacer Shareholders pursuant to the Arrangement, to implement the transactions contemplated hereby in respect of the Alacer Shareholders;

(10)

that each Alacer Shareholder and any other affected person shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a response within a reasonable time; and

(11)	for such other matters as the Parties may reasonably require, subject to obtaining the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

Section 2.3    Alacer Meeting

(1)	Subject to receipt of the Interim Order and the terms of this Agreement:

(a)

Alacer shall consult with SSR and set the record date for Alacer Shareholders entitled to vote at the Alacer Meeting as promptly as practicable, shall convene and conduct the Alacer Meeting in accordance with the Interim Order, Alacer’s constating documents and applicable Law as soon as reasonably practicable (using commercially reasonable efforts to do so by August 4, 2020, subject to receipt of and compliance with the ASIC Relief or Requirements), shall coordinate with SSR and use its commercially reasonable efforts to schedule the Alacer Meeting on the same day as (but after) the SSR Meeting, and shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Alacer Meeting without the prior written consent of SSR, except:

(i)	as required for quorum purposes;

(ii)	if required by any relevant Governmental Entity; or

(iii)	as required or permitted under Section 6.5 or Section 7.4(5).

(b)

Subject to the Alacer Board making an Alacer Change in Recommendation, Alacer will use its commercially reasonable efforts to solicit proxies of Alacer Shareholders in favour of the approval of the Arrangement Resolution, including, if so requested by SSR, using proxy solicitation services.

(c)

Alacer will advise SSR as SSR may reasonably request, and at least on a daily basis on each of the last ten business days prior to the date of the Alacer Meeting, as to the tally of the proxies received by Alacer in respect of the Arrangement Resolution.

(d)

Alacer will promptly advise SSR of any written notice of dissent or purported exercise by any Alacer Shareholder of Dissent Rights received by Alacer in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by Alacer and, subject to applicable Law, any written communications sent by or on behalf of Alacer to any Alacer Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(e)

Alacer shall not make any payment or settlement offer, or agree to any payment or settlement with respect to Dissent Rights without the prior written consent of SSR. Alacer shall make any payments or settlements with respect to Dissent Rights solely out of its own funds. No funds will be supplied by SSR, nor will SSR directly or indirectly reimburse Alacer, for any payments with respect to Dissent Rights.

(f)

Alacer shall not change the record date for the Alacer Shareholders entitled to vote at the Alacer Meeting in connection with any adjournment or postponement of the Alacer Meeting, unless required by applicable Law or the Court.

(g)

Promptly upon the request of SSR, Alacer will use its commercially reasonable efforts to prepare or cause to be prepared and provide to SSR (i) a list of Alacer Shareholders (including registered Shareholders, lists of non-objecting beneficial holders of Alacer Shares and book-based nominee registrants) or persons having rights issued by Alacer to acquire Alacer Shares, (ii) a list of holders of Alacer DSUs, Alacer PSUs and Alacer RSUs, and (iii) a security position listing from each depositor of its securities, including CDS Clearing and Depositary Services Inc., and will obtain and will deliver to SSR thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

(h)	Alacer will ensure that the Arrangement Resolution is the first matter on the agenda for the Alacer Meeting.

Section 2.4    Alacer Circular

(1)

Alacer shall as promptly as practicable prepare and complete, in consultation with SSR, the Alacer Circular together with any other documents required by applicable Law (and the ASIC Relief or Requirements) in connection with the Alacer Meeting and (subject to SSR’s compliance with Section 2.4(3)) cause the Alacer Circular and such other documents to be filed and sent to each Alacer Shareholder and any other person as required by the Interim Order or applicable Law so as to permit the Alacer Meeting to be held by the date specified in Section 2.3(1)(a).

(2)

Alacer shall ensure that the Alacer Circular complies in all material respects with the Interim Order and all applicable Laws, and, without limiting the generality of the foregoing, that the Alacer Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to SSR and its affiliates) and shall provide Alacer Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Alacer Meeting. Without limiting the generality of the foregoing, the Alacer Circular shall include: (a) a copy of the Alacer Fairness Opinions; (b) a statement that the Alacer Board has received the Alacer Fairness Opinions; (c) the Alacer Board Recommendation; and (d) a statement that each of the Alacer Supporting Shareholders intends to vote all of such person’s Alacer Shares in favour of the Arrangement Resolution subject to the terms of the Alacer Voting Agreements.

(3)

SSR will furnish to Alacer all such information regarding SSR, its affiliates and the Consideration Shares (including the Consideration CDIs), as may be reasonably required by Alacer (including, as required by section 14.2 of Form 51-102F5) in the preparation of the Alacer Circular and other documents related thereto. SSR shall also use commercially reasonable efforts to obtain any necessary consents from Qualified Persons and its auditors to the use of any financial or technical information required to be included in the Alacer Circular. SSR shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Alacer Circular in order to make any information so furnished or any information concerning SSR not misleading in light of the circumstances in which it is disclosed and shall constitute full, true and plain disclosure of such information concerning SSR.

(4)

SSR and its legal counsel shall be given a reasonable opportunity to review and comment on the Alacer Circular, prior to the Alacer Circular being printed and mailed to the Alacer Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by SSR and its counsel, provided that all information relating solely to SSR included in the Alacer Circular shall be in form and content satisfactory to SSR, acting reasonably. Alacer shall provide SSR with a final copy of the Alacer Circular prior to mailing to the Alacer Shareholders.

(5)

Alacer and SSR shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Alacer only with respect to Alacer and in the case of SSR only with respect to SSR) that the Alacer Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Alacer Circular, and the Parties shall co- operate in the preparation of any amendment or supplement to the Alacer Circular, as required or appropriate, and Alacer shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Alacer Circular to the Alacer Shareholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

(6)	Alacer shall keep SSR informed of any requests or comments made by Securities Authorities in connection with the Alacer Circular.

Section 2.5    SSR Meeting

(1)	Subject to the terms of this Agreement:

(a)

SSR shall set the record date for SSR Shareholders entitled to vote at the SSR Meeting as promptly as practicable using its commercially reasonable efforts to set such record date as the same record date for the Alacer Meeting, shall convene and conduct the SSR Meeting in accordance with SSR’s constating documents and applicable Law, shall use its commercially reasonable efforts (subject to receipt and compliance with the ASIC Relief or Requirements) to schedule the SSR Meeting on the same date as (but prior to) the Alacer Meeting, and shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the SSR Meeting without the prior written consent of Alacer, except:

(i)	as required for quorum purposes;

(ii)	if required by any relevant Governmental Entity; or

(iii)	as required or permitted under Section 6.5 or Section 7.4(5).

(b)

Subject to the SSR Board making an SSR Change in Recommendation, SSR will use its commercially reasonable efforts to solicit proxies of SSR Shareholders in favour of the approval of the SSR Resolutions, including, if so requested by Alacer, using proxy solicitation services.

(c)

SSR will advise Alacer as Alacer may reasonably request, and at least on a daily basis on each of the last ten business days prior to the date of the SSR Meeting, as to the tally of the proxies received by SSR in respect of the SSR Resolutions.

(d)

SSR shall not change the record date for the SSR Shareholders entitled to vote at the SSR Meeting in connection with any adjournment or postponement of the SSR Meeting, unless required by applicable Law or the Court.

(e)

Promptly upon the request of Alacer, SSR will use its commercially reasonable efforts to prepare or cause to be prepared and provide to Alacer (i) a list of SSR Shareholders (including registered Shareholders, lists of non-objecting beneficial holders of SSR Shares and book-based nominee registrants) or persons having rights issued by SSR to acquire SSR Shares, (ii) a list of holders of SSR Options, SSR DSUs, SSR PSUs and SSR RSUs, and (iii) a security position listing from each depositor of its securities, including CDS Clearing and Depositary Services Inc., and will obtain and will deliver to Alacer thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

(f)	SSR will ensure that the resolution approving the issuance of the Consideration Shares is the first matter on the agenda for the SSR Meeting.

Section 2.6    SSR Circular

(1)

SSR shall as promptly as practicable prepare and complete, in consultation with Alacer, the SSR Circular together with any other documents required by applicable Law in connection with the SSR Meeting and (subject to Alacer’s compliance with Section 2.6(3)) cause the SSR Circular and such other documents to be filed and sent to each SSR Shareholder and any other person as required by applicable Law so as to permit the SSR Meeting to be held by the date specified in Section 2.5(1)(a).

(2)

SSR shall ensure that the SSR Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the SSR Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to Alacer and its affiliates) and shall provide SSR Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the SSR Meeting. Without limiting the generality of the foregoing, the SSR Circular shall include: (a) a copy of the SSR Fairness Opinions; (b) a statement that the SSR Special Committee has received the SSR Fairness Opinions and that the SSR Special Committee has unanimously, after consultation with its legal and financial advisors, recommended that the SSR Board approve the Arrangement Agreement; (c) the SSR Board Recommendation; and (d) a statement that each of the SSR Supporting Shareholders intends to vote all of such person’s SSR Shares in favour of the SSR Resolutions subject to the terms of the SSR Voting Agreements.

(3)

Alacer will furnish to SSR all such information regarding Alacer, its affiliates and the Alacer Shares as may be reasonably required by SSR (including, as required by section 14.2 of Form 51-102F5) in the preparation of the SSR Circular and other documents related thereto. Alacer shall also use commercially reasonable efforts to obtain any necessary consents from Qualified Persons and its auditors to the use of any financial or technical information required to be included in the SSR Circular. Alacer shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the SSR Circular in order to make any information so furnished or any information concerning Alacer not misleading in light of the circumstances in which it is disclosed and shall constitute full, true and plain disclosure of such information concerning Alacer.

(4)

Alacer and its legal counsel shall be given a reasonable opportunity to review and comment on the SSR Circular, prior to the SSR Circular being printed and mailed to the SSR Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by Alacer and its counsel, provided that all information relating solely to Alacer included in the SSR Circular shall be in form and content satisfactory to Alacer, acting reasonably. SSR shall provide Alacer with a final copy of the SSR Circular prior to mailing to the SSR Shareholders.

(5)

Alacer and SSR shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Alacer only with respect to Alacer and in the case of SSR only with respect to SSR) that the SSR Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the SSR Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the SSR Circular, as required or appropriate, and SSR shall promptly mail or otherwise publicly disseminate any amendment or supplement to the SSR Circular to the SSR Shareholders and, if required by applicable Laws, file the same with the Securities Authorities and as otherwise required.

(6)	SSR shall keep Alacer informed of any requests or comments made by Securities Authorities in connection with the SSR Circular.

Section 2.7    Solicitation of Proxies

SSR may, at any time, directly or through a soliciting dealer or proxy solicitation agent, actively solicit proxies in favour of the Arrangement Resolution. Alacer may, at any time, directly or through a soliciting dealer or proxy solicitation agent, actively solicit proxies in favour of the SSR Resolutions.

Section 2.8    Final Order

If: (1) the Interim Order is obtained; (2) the Arrangement Resolution is passed at the Alacer Meeting by the Alacer Shareholders as provided for in the Interim Order and as required by applicable Law; and (3) the SSR Shareholder Approval is obtained, subject to the terms of this Agreement, Alacer shall as soon as reasonably practicable thereafter and in any event within three business days thereafter, take all steps necessary or desirable to submit the Arrangement to the Court (provided that, in recognition of the fact that, at the date of this Agreement, normal Court operations have been disrupted in response to the COVID-19 pandemic, the application date may be extended until the earlier of (i) the date that is 10 business days after the date on which the Court agrees to a telephonic or other virtual means of hearing the application for the Final Order, and (ii) the earliest possible date on which the Court grants a hearing date for these purposes after re-opening to the public) and diligently pursue an application for the Final Order pursuant to section 195(9)(a) of the YBCA on terms satisfactory to the Parties, each acting reasonably.

Section 2.9    Court Proceedings

Subject to the terms of this Agreement, SSR will cooperate with, assist and consent to Alacer seeking the Interim Order and the Final Order, including by providing Alacer on a timely basis any information required to be supplied by SSR in connection therewith. Alacer will provide legal counsel to SSR with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Alacer will also provide legal counsel to SSR on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on Alacer or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Alacer will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with SSR’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require SSR to agree or consent to any increase in the consideration or other modification or amendment to such filed or served materials that expands or increases SSR’s obligations set forth in this Agreement.

Section 2.10    Payment of Consideration

(1)

SSR shall, following receipt of the Final Order and prior to the Effective Date, deliver or cause to be delivered to the Depositary in escrow pending the Effective Time, sufficient Consideration Shares (and any treasury directions addressed to SSR’s transfer agent as may be necessary) to satisfy the aggregate Consideration to be paid to the Alacer Shareholders (other than dissenting Alacer Shareholders) under the Arrangement (including, for the avoidance of doubt, SSR Shares to CDN on account of SSR CDIs, as applicable);

(2)	SSR shall procure that on or immediately after the Effective Date, provided that SSR shall have obtained the conditional approval for the listing thereof on the ASX prior to the Effective Date:

(a)	CDN issues to each Alacer CDI Holder the number of SSR CDIs to which it is entitled under the Arrangement; and

(b)

CDN enters (or procures the entry of) the name of each Alacer CDI Holder as the holder of the SSR CDIs issued to such Alacer CDI Holder on the Effective Date. For the avoidance of doubt, each SSR CDI issued to an Alacer CDI Holder shall provide the Alacer CDI Holder with the right to vote the SSR Share of which it represents beneficial ownership.

Section 2.11    Articles of Arrangement and Effective Date

(1)

The Parties shall amend the Plan of Arrangement at any time and from time to time prior to the Effective Date, at the reasonable request of the other Party, provided that no such amendment (a) is inconsistent with the Interim Order, the Final Order or this Agreement, (b) is prejudicial to Alacer or the Alacer Shareholders in any respect, (c) is prejudicial to SSR or the SSR Shareholders in any respect or (d) creates a reasonable risk of delaying, impairing or impeding in any material respect the satisfaction of any conditions set forth in Article 6.

(2)

Alacer shall send the Articles of Arrangement to the Registrar within three business days of the satisfaction or, where not prohibited, the waiver by the applicable Party in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable Party for whose benefit such conditions exist), unless another time or date is agreed to in writing by the Parties provided that Alacer shall not be required to send the Articles of Arrangement to the Registrar unless Alacer has received written confirmation, in a form satisfactory to it, acting reasonably, from the Depositary that it has received the consideration referred to in Section 2.10.

(3)	The closing of the Arrangement will occur electronically, or in such other manner or at such other location, as may be agreed upon between the Parties.

Section 2.12    Announcement and Shareholder Communications

The Parties shall issue a joint press release with respect to this Agreement and the Arrangement promptly following the execution of this Agreement, the text of such announcement to be in the form approved by SSR and Alacer in advance, acting reasonably and without delay. SSR and Alacer agree to co-operate in the preparation of presentations, if any, to the Alacer Shareholders and SSR Shareholders regarding the Plan of Arrangement, and neither Alacer nor SSR shall: (1) issue any news release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, delayed or conditioned); or (2) make any filing with any Governmental Entity or with any Exchange with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

Section 2.13    Withholding Taxes

SSR, Alacer or the Depositary, as applicable, shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any person pursuant to the Arrangement or this Agreement (including, without limitation, any payments to Alacer Shareholders exercising Dissent Rights) such amounts as SSR, Alacer or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment or delivery under the Tax Act, the U.S. Tax Code or any provision of any other applicable Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate tax authority. Each of SSR, Alacer or the Depositary, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such person, such portion of any share or other security deliverable to such person as is necessary to provide sufficient funds to SSR, Alacer or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and SSR, Alacer or the Depositary shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person.

Section 2.14    U.S. Securities Law Matters

The Parties intend that the Arrangement shall be carried out such that the issuance of the Consideration Shares to Alacer Shareholders in exchange for Alacer Shares qualifies for the exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption and applicable U.S. state securities laws in reliance upon similar exemptions under applicable U.S. state securities laws. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.14. In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the Court hearing required to issue the Interim Order;

(c)	the Court will be required to satisfy itself as to the substantive and procedural fairness of the Arrangement to the Alacer Shareholders;

(d)	the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement;

(e)	the Final Order will expressly state that the Arrangement is approved by the Court as being substantively and procedurally fair to the Alacer Shareholders to whom Consideration Shares will be issued;

(f)

the Parties will ensure that each Alacer Shareholder entitled to receive Consideration Shares on completion of the Arrangement will (i) be given adequate notice advising them of their right to attend the Court hearing and providing them with sufficient information necessary for them to exercise that right, and (ii) be advised that the Consideration Shares issuable pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued by SSR in reliance on the Section 3(a)(10) Exemption, and that certain restrictions on resale under the securities laws of the United States, including, as applicable, Rule 144 under the U.S. Securities Act, may be applicable with respect to securities issued to affiliates of SSR;

(g)

the Interim Order will specify that each Alacer Shareholder entitled to receive Consideration Shares on completion of the Arrangement will have the right to appear before the Court at the Court hearing on the Final Order so long as such Alacer Shareholders enters an appearance within a reasonable time and in accordance with the requirements of the Section 3(a)(10) Exemption; and

(h)

SSR will request that the Final Order include a statement to substantially the following effect: “This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of SSR, pursuant to the Plan of Arrangement.”

Section 2.15    U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code and the Treasury Regulations promulgated thereunder, and this Agreement, together with the Plan of Arrangement, is intended to be, and is hereby adopted as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code. Each Party agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, to treat this Agreement, together with the Plan of Arrangement, as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, and to not take any position on any Tax return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by applicable Law. Following the Effective Date, SSR will prepare and file in accordance with Treasury Regulations (including by posting a copy on the investor relations section of its website) an IRS Form 8937 with respect to the Arrangement. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth herein and to use commercially reasonable efforts to not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

Section 2.16    Adjustment of Consideration

In the event that:

(1)

between the date of this Agreement and the Effective Time, the issued and outstanding Alacer Shares or the issued and outstanding SSR Shares shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, stock dividend, reclassification, redenomination or the like;

(2)

at the Effective Time, Alacer’s representation and warranties in Section 3.1(1)(f) (Capitalization of Alacer) or SSR’s representations and warranties in Section 4.1(1)(f) (Capitalization of SSR) are not true in any non-de minimis respect relating to the number of fully diluted shares outstanding;

(3)

Alacer sets a record date for any dividend or other distribution on an Alacer Share that is prior to the Effective Time or Alacer pays any dividend or other distribution on an Alacer Share prior to the Effective Time; or

(4)

SSR sets a record date for any dividend or other distribution on an SSR Share that is prior to the Effective Time or SSR pays any dividend or other distribution on an SSR Share prior to the Effective Time, then the Consideration to be paid per Alacer Share, the Exchange Ratio and any other dependent items shall be equitably adjusted as follows:

(a)

in the case of the circumstances in paragraphs (1), (3) or (4) above, to provide to each Party and their respective shareholders the same economic effect as contemplated by this Agreement and the Arrangement but for such circumstances arising and to reflect the same good faith mutual intent of the Parties as of the date of this Agreement, and as so adjusted shall, from and after the date of such circumstances having arisen, be the Consideration to be paid per Alacer Share, the Exchange Ratio or other dependent item, subject to further adjustment in accordance with this sub-paragraph (a); and/or

(b)

in the case of the circumstances in paragraph (2) above, to provide to each Party and their respective shareholders the same economic effect as contemplated by this Agreement and the Arrangement and to reflect the same good faith mutual intent of the Parties as of the date of this Agreement assuming such representations and warranties are true and correct in all such respects as written, and as so adjusted shall be the Consideration to be paid per Alacer Share, the Exchange Ratio or other dependent item, subject to further adjustment in accordance with this sub-paragraph (b).

Nothing in this Section 2.16 shall derogate from the covenants, terms and conditions in this Agreement or be construed to permit Alacer, SSR or any of their respective subsidiaries to take any action that is otherwise prohibited by the terms of this Agreement.

Section 2.17  Governance Matters

SSR shall take all necessary actions to ensure that upon the completion of the Arrangement the SSR Board, the Chairperson and the Chief Executive Officer of SSR shall be as set out in Schedule “C”. The Parties agree to work cooperatively to implement the foregoing including by providing any information required by Law with respect to the foregoing individuals for inclusion in the SSR Circular in a timely manner.

Section 2.18    Employment Matters

SSR shall take such actions as are set out in Section 2.18 of the SSR Disclosure Letter in respect of the SSR Options, SSR PSUs, SSR RSUs, SSR DSUs and certain employment agreements. Alacer shall take such actions as are set out in Section 2.18 of the Alacer Disclosure Letter in respect of the Alacer PSUs, Alacer RSUs and Alacer DSUs.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF ALACER

Section 3.1    Representations and Warranties

(1)

Except as disclosed in the Alacer Public Disclosure Record (excluding any disclosures set forth in any section of a document in the Alacer Public Disclosure Record entitled “Risk Factors” or “Forward Looking Statements” or any other disclosures included in such filings to the extent that they are forward looking in nature) or in the Alacer Disclosure Letter (it being understood that disclosure of any item in the Alacer Disclosure Letter shall constitute disclosure for the purposes of any of the representations and warranties of Alacer contained in this Agreement where the relevance of that item is reasonably apparent on its face), Alacer hereby represents and warrants to and in favour of SSR as follows, and acknowledges that SSR is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Board Approval. As of the date hereof, the Alacer Board, after consultation with its financial and legal advisors and review of the Alacer Fairness Opinions, has determined that the Arrangement is in the best interests of Alacer and that the Consideration to be received by Alacer Shareholders is fair, from a financial point of view, and has resolved unanimously to recommend to the Alacer Shareholders that they vote in favour of the Arrangement Resolution. The Alacer Board has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(b)

Fairness Opinions. The Alacer Board has received oral summaries of the Alacer Fairness Opinions. The fee payable to CIBC World Markets Inc. shall be a flat fee for delivery of the Alacer Fairness Opinion delivered by such financial advisor irrespective of the conclusions of such Alacer Fairness Opinion delivered by such advisor and no portion of any fee payable to such financial advisor shall be conditional on the closing of the Arrangement.

(c)

Organization and Qualification. Alacer and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Alacer and each of its subsidiaries is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect in respect of Alacer.

(d)

Authority Relative to this Agreement. Alacer has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Alacer and the performance by Alacer of its obligations under this Agreement have been duly authorized by the Alacer Board and except for obtaining the Alacer Shareholder Approval, the Interim Order and the Final Order in the manner contemplated herein, the approval of the Alacer Board of the Alacer Circular and other matters relating thereto and the filing of the Articles of Arrangement with the Registrar, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Alacer and constitutes a legal, valid and binding obligation of Alacer, enforceable against Alacer in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e)

No Violation. Except as disclosed in Section 3.1(1)(e) of the Alacer Disclosure Letter and subject to the receipt of the Key Regulatory Approvals, neither the authorization, execution and delivery of this Agreement by Alacer nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations hereunder or thereunder, nor compliance by Alacer with any of the provisions hereof or thereof will:

(i)

result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, the creation of any Lien, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of:

(A)	its or any of its subsidiaries’ articles, charters or by-laws or other comparable organizational documents;

(B)

any Alacer Material Permit or Material Contract to which Alacer or any of its subsidiaries is a party or to which it or any of them, or it or any of their respective properties or assets, may be subject or by which Alacer or any of its subsidiaries is bound; or

(C)	any Laws applicable to Alacer or any of its subsidiaries or any of their respective properties or assets;

except, in the case of each of clauses (A) through (C), as would not, individually or in the aggregate, result in a Material Adverse Effect in respect of Alacer, or would not, individually or in the aggregate, materially and adversely affect Alacer’s ability to consummate the transactions contemplated by this Agreement;

(ii)

give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any Material Contract of Alacer or any Alacer Material Permit to which Alacer or any of its subsidiaries is a party or its assets or properties are bound; or

(iii)

result in any material, individually or in the aggregate, payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director, officer or employee of Alacer or any subsidiary of Alacer or increase any benefits otherwise payable under any Alacer Benefit Plans or any subsidiary of Alacer or result in the acceleration of the time of payment or vesting of any such benefits.

(f)

Capitalization. The authorized share capital of Alacer consists of an unlimited number of Alacer Shares and an unlimited number of preferred shares. As of the close of business on May 8, 2020, 294,824,008 Alacer Shares were issued and outstanding, an aggregate of up to 3,639,101 Alacer Shares were issuable upon the settlement of Alacer RSUs, and no preferred shares were issued and outstanding. Except as set forth above and under the Alacer RSU Plan, there are no other options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Alacer of any securities of Alacer (including Alacer Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any shares of Alacer (including Alacer Shares) or, except as disclosed in Section 3.1(1)(f) of the Alacer Disclosure Letter, any material subsidiary of Alacer. As at May 8, 2020, there were 1,200,570 Alacer DSUs outstanding under the Alacer DSU Plans and 3,518,105 Alacer PSUs outstanding under the Alacer PSU Plan. All outstanding Alacer Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Alacer Shares issuable upon the exercise of Alacer RSUs in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Alacer (including Alacer Shares and Alacer RSUs) have been issued in compliance with all applicable Laws and Securities Laws. Except as set out above, there are no securities of Alacer or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with Alacer Shareholders on any matter. There are no outstanding contractual or other obligations of Alacer or any subsidiary to repurchase, redeem or otherwise acquire any of Alacer’s securities or with respect to the voting or, except as disclosed in Section 3.1(1)(f) of the Alacer Disclosure Letter, disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Alacer or any of its subsidiaries having the right to vote with the holders of the outstanding Alacer Shares on any matters.

(g)

Reporting Status and Securities Laws Matters. Alacer is a “reporting issuer” and not on the list of reporting issuers in default under applicable Securities Laws in each of the provinces of Canada. No delisting, suspension of trading in or cease trading order with respect to any securities of Alacer and, to the knowledge of Alacer, no inquiry or investigation (formal or informal) of any Securities Authority, the TSX or the ASX is in effect or ongoing or, to the knowledge of Alacer, expected to be implemented or undertaken with respect to the foregoing.

(h)

Ownership of Subsidiaries. Section 3.1(1)(h) of Alacer Disclosure Letter includes a complete and accurate list of all subsidiaries owned, directly or indirectly, by Alacer. All of the issued and outstanding shares of capital stock and other ownership interests in such subsidiaries of Alacer are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by Alacer are legally and beneficially owned free and clear of all Liens (other than Permitted Liens), and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Alacer, except as otherwise disclosed in Section 3.1(1)(h) of the Alacer Disclosure Letter. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Alacer to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of Alacer. All ownership interests of Alacer and its subsidiaries are owned free and clear of all Liens of any kind or nature whatsoever held by third parties (other than Permitted Liens). Section 3.1(1)(h) of the Alacer Disclosure Letter includes a complete and accurate list of all securities owned by Alacer of another corporate person, other than its subsidiaries.

(i)

Public Filings. Alacer has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the TSX and the ASX since January 1, 2018. All such documents and information comprising the Alacer Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto): (A) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and (B) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Alacer Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities, the TSX or the ASX. Alacer has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as such terms are defined under the Securities Act) in any of the information contained in Alacer Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Alacer Public Disclosure Record.

(j)

Alacer Financial Statements. Alacer’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2019 and 2018 (including the notes thereto) and Alacer’s unaudited financial statements for the interim period ended March 31, 2020 (the “Alacer Financial Statements”) were prepared in accordance with IFRS consistently applied (except: (A) as otherwise indicated in such financial statements and the notes thereto or in the related report of Alacer’s independent auditors; or (B) in the case of unaudited interim statements, are subject to normal period end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and, together with management’s discussion and analysis related to such Alacer Financial Statements, fairly present in all material respects the consolidated financial position, results of operations and cash flows of Alacer and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Alacer and its subsidiaries on a consolidated basis. There has been no material change in Alacer’s accounting policies, except as described in the notes to Alacer Financial Statements, since December 31, 2019. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of Alacer or any of its subsidiaries with unconsolidated entities or other persons which are not reflected in the Alacer Financial Statements.

(k)

Internal Controls and Financial Reporting. Alacer has designed such disclosure controls and procedures, or caused them to be designed under the supervision of its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance that information required to be disclosed by Alacer in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to Alacer’s Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Alacer maintains systems of “internal control over financial reporting” that have been designed by, or under the supervision of, its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since January 1, 2020, Alacer’s auditors and the audit committee of Alacer Board have not been advised of: (A) any significant deficiency, or a combination of deficiencies, in the design or operation of internal controls over financial reporting, or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Alacer’s internal control over financial reporting.

(l)

Corrupt Practices Legislation. Neither Alacer nor any of its subsidiaries, or to the knowledge of Alacer, any of their respective officers, directors or employees acting on behalf of Alacer or any of its subsidiaries has taken, committed to take or been alleged to have taken any action which would cause Alacer or any of its subsidiaries to be in violation of any Anti-Corruption Law, and to the knowledge of Alacer no such action has been taken by any of its agents, representatives or other persons acting on behalf of Alacer or any of its subsidiaries.

(m)

Books and Records. The financial books, records and accounts of Alacer and its material subsidiaries have, in all material respects, been maintained in accordance with applicable Law, in accordance with IFRS and, in each case, are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Alacer and its material subsidiaries and accurately and fairly reflect the basis for Alacer Financial Statements.

(n)

Minute Books. The minute books of Alacer and each of its material subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders thereof except for minutes relating to the proposed transaction between SSR and Alacer; provided that minutes for recent meetings of Alacer Board and committees thereof which have not been finalized as of the date hereof will be finalized and included in the minute books in accordance with Alacer’s past practice.

(o)

No Undisclosed Liabilities. Except as disclosed in Section 3.1(1)(o) of the Alacer Disclosure Letter, Alacer and its subsidiaries on a consolidated basis have no material outstanding indebtedness, liabilities or obligation of any nature, whether accrued, absolute, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, that are material to Alacer, other than (i) those specifically identified in Alacer Financial Statements, (ii) incurred in the ordinary course of business since the date of the most recent Alacer Financial Statements, or (iii) those incurred in connection with the execution of this Agreement.

(p)	No Material Change. Except as disclosed in Section 3.1(1)(p) of the Alacer Disclosure Letter, since December 31, 2019:

(i)

Each of Alacer and its material subsidiaries has conducted its business only in the ordinary course of business consistent with past practice, excluding matters relating to the proposed Arrangement and the related process and except as disclosed in the Alacer Public Disclosure Record;

(ii)

there has not occurred any event, occurrence or development or a state of circumstances or facts which has had or would, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect in respect of Alacer;

(iii)	except as disclosed in the Alacer Public Disclosure Record, there has not been any acquisition or sale by Alacer or any of its material subsidiaries of any material property or assets;

(iv)

other than in the ordinary course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Alacer or any of its material subsidiaries of any material debt for borrowed money, any creation or assumption by Alacer or any of its material subsidiaries of any Lien or any making by Alacer or any of its material subsidiaries of any loan, advance or capital contribution to or investment in any other person, except as disclosed in the Alacer Financial Statements;

(v)	there has been no dividend or distribution of any kind declared, paid or made by Alacer on any Alacer Shares; and

(vi)

there has not been any material increase in or modification of the compensation payable to or to become payable by Alacer or any of its material subsidiaries to any of its or their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any Alacer Benefit Plans (including the granting of Alacer RSUs pursuant to the Alacer RSU Plan, Alacer PSUs pursuant to the Alacer PSU Plan and Alacer DSUs pursuant to the Alacer DSU Plans) made to, for or with any of such directors, officers, employees or consultants.

(q)

Litigation. Except as disclosed in Section 3.1(1)(q) of the Alacer Disclosure Letter, there are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Alacer, threatened or affecting Alacer or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws, which, if adversely determined, would reasonably be expected to have a Material Adverse Effect in respect of Alacer or would significantly impede the ability of Alacer to consummate the Arrangement and, to the knowledge of Alacer, no event has occurred which would reasonably be expected to give rise to any such claim, action, suit, grievance, complaint, or proceeding. Except as disclosed in Section 3.1(1)(q) of the Alacer Disclosure Letter, neither Alacer nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(r)	Taxes. Except as provided for in Alacer Financial Statements or as otherwise disclosed in Section 3.1(1)(r) of the Alacer Disclosure Letter,

(i)

Alacer and each of its subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects.

(ii)

Alacer and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Alacer Financial Statements.

(iii)

Alacer and each of its subsidiaries has fully accrued in its books and records all material Taxes which are due but not yet payable, including, for greater certainty, any Taxes the payment or remittance of which has been deferred or temporarily waived pursuant to administrative concession or administrative policy by a relevant Tax authority.

(iv)

Alacer and each of its subsidiaries has duly maintained and made available for inspection at its respective premises all documents, records, computations and calculations required by Law for Tax purposes, including to substantiate any claim or Return made or filed, or position taken, in relation to Taxes.

(v)	None of Alacer nor its subsidiaries has granted to any person any power of attorney that is currently in force with respect to any Tax matter.

(vi)

No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Alacer or any of its subsidiaries, and neither Alacer nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Alacer, threatened against Alacer or any of its subsidiaries or any of their respective assets, that would reasonably be expected to have a Material Adverse Effect in respect of Alacer.

(vii)

No claim has been made by any Governmental Entity in a jurisdiction where Alacer and any of its subsidiaries does not file Returns that Alacer or any of its subsidiaries is or may be subject to Tax by that jurisdiction and none of Alacer nor any of its subsidiaries carries on business, has a permanent establishment or other fixed place of business or is resident for Tax purposes in a jurisdiction in which it does not file a Return in respect of income.

(viii)	There are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of Alacer or any of its subsidiaries.

(ix)

Alacer and each of its subsidiaries has withheld, deducted or collected all amounts required to be withheld, deducted or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, result in a Material Adverse Effect in respect of Alacer.

(x)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Alacer or any of its subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(xi)	All the Returns, audit reports and assessments in the Alacer Data Room Information were true correct and complete copies of such Returns, audit reports and assessments.

(xii)

All rulings that have been issued to Alacer or any of its subsidiaries in respect of Taxes by any Tax authority or other Governmental Entity have been included in the Alacer Data Room Information, and all such rulings have been complied with in all material respects.

(xiii)

There are no facts, circumstances or events that exist or have existed which have resulted or will result in the application of any debt forgiveness, debt parking or property seizure provisions to Alacer or any of its subsidiaries under any Law relating to Taxes.

(xiv)

Alacer and each of its subsidiaries has complied in all material respects with the transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(xv)

No stamp duty, registration or documentary taxes, duties or similar charges are payable under applicable Law by Alacer or any of its subsidiaries in connection with the authorization, execution, delivery and performance of this Agreement.

(xvi)

There are no known facts or circumstances which would result in the investment expenditures of Anagold Madencilik Sanayi ve Ticaret AŞ. reported in its Turkish Returns and financial statements being materially denied by the Turkish General Directorate of Incentive Practices and Foreign Capital under the Ministry of Industry and Technology as eligible expenditures for purposes of its Turkish “Investment Incentive Certificate” numbered 118829.

(xvii)	Alacer Shares are listed on a “recognized stock exchange”, as that term is defined in section 248(1) of the Tax Act.

(xviii)	Alacer is a “taxable Canadian corporation”, as that term is defined in subsection 89(1) of the Tax Act.

(xix)	Alacer is not treated as a corporation created or organized in the United States or under the laws of the United States or any state pursuant to U.S. Tax Code section 7874.

(s)	Property.

(i)	The Alacer Material Property and the Alacer Exploration Properties are accurately described in the Alacer Public Disclosure Record.

(ii)

The Alacer Public Disclosure Record together with the Alacer Data Room Information discloses all material real and immoveable property legally or beneficially owned, licensed, or leased by Alacer or its material subsidiaries, or in respect of which Alacer or its material subsidiaries enjoy the benefit of rights of way, surface rights, easements and/or Alacer Material Permits for the use of real and immoveable property that is material to the conduct of its business in the ordinary course, and there is no other material real and immoveable property in respect of which Alacer or its material subsidiaries has any interest.

(iii)

The Concessions and the Alacer Material Permits relating to the Alacer Material Property are the only mining concessions, claims, leases, licenses, Permits or other rights that are required to conduct the activities of Alacer or its material subsidiaries on the Alacer Material Property as currently conducted.

(iv)

The Alacer Public Disclosure Record together with the Alacer Data Room Information accurately describes, in all material respects: (A) the interests of Alacer and its material subsidiaries in each of the material Concessions relating to the Alacer Material Property; and (B) the agreement or document pursuant to which Alacer or its material subsidiaries holds its interest in each material Concession relating to the Alacer Material Property. Alacer or its material subsidiaries are lawfully authorized to hold its interest in the material Concessions relating to the Alacer Material Property.

(v)

Except (i) as disclosed in Section 3.1(1)(s)(v) of the Alacer Disclosure Letter, or (ii) as would not reasonably be expected, individually or in the aggregate, to be materially prejudicial in respect of Alacer:

(A)	each Concession relating to the Alacer Material Property or the Alacer Exploration Properties is in full force and effect and in good standing;

(B)

each Concession relating to the Alacer Material Property or the Alacer Exploration Properties comprises a valid and subsisting mining license, mineral claim or concession, in each case in all material respects, and Alacer or its material subsidiaries enjoys legally enforceable access to the Alacer Material Property and the Alacer Exploration Properties as may be required to conduct the activities of Alacer or its material subsidiaries as currently conducted;

(C)

any and all material assessment work required to be performed and filed by Alacer or its material subsidiaries in respect of the Alacer Material Property and the Alacer Exploration Properties or under the Concessions relating to the Alacer Material Property and the Alacer Exploration Properties has been performed and filed;

(D)

any and all material Taxes and other payments required to be paid by Alacer or its material subsidiaries in respect of the Alacer Material Property and the Alacer Exploration Properties and the Concessions relating to the Alacer Material Property and the Alacer Exploration Properties and all material rental or royalty payments required to be paid by Alacer or its material subsidiaries in respect of the Concessions relating to the Alacer Material Property and the Alacer Exploration Properties have been paid;

(E)

any and all material filings required to be filed by Alacer or its material subsidiaries in respect of the Alacer Material Property and the Alacer Exploration Properties and the Concessions relating to the Alacer Material Property and the Alacer Exploration Properties have been filed;

(F)

the interests of Alacer or its material subsidiaries in each Concession relating to the Alacer Material Property and the Alacer Exploration Properties are held free and clear of all Liens (other than Permitted Liens);

(G)

subject to Permitted Liens and the terms and conditions set out in the Concessions, Alacer or its material subsidiaries have the exclusive right to deal with the Alacer Material Property and the Alacer Exploration Properties and the Concessions relating to the Alacer Material Property and the Alacer Exploration Properties;

(H)

subject to Permitted Liens and the terms and conditions set out in the Concessions, no other person has any material interest in the Alacer Material Property and the Alacer Exploration Properties or the Concessions relating to Alacer Material Property and the Alacer Exploration Properties or any right to acquire any such interest;

(I)

there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect Alacer’s or any of its material subsidiaries’ interests in the Alacer Material Property and the Alacer Exploration Properties or the Concessions relating to the Alacer Material Property and the Alacer Exploration Properties; and

(J)

neither Alacer nor any of its material subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation, cancellation or refusal to extend or renew the terms of, or intention to revoke, cancel, or refuse to extend or renew the terms of, Alacer’s or any of its material subsidiaries’ interests in the Alacer Material Property and the Alacer Exploration Properties or the Concessions or Alacer Material Permits relating to the Alacer Material Property and the Alacer Exploration Properties.

(vi)

Except as would not reasonably be expected, individually or in the aggregate, to be materially prejudicial in respect of Alacer, all work and activities carried out on the Alacer Material Property and the Alacer Exploration Properties and the Concessions relating to the Alacer Material Property and the Alacer Exploration Properties by Alacer or its material subsidiaries or, to the knowledge of Alacer, by any other person appointed by Alacer or any of its material subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither Alacer nor any of its material subsidiaries, nor, to the knowledge of Alacer, any other person, has received any notice of any material breach of any such applicable Laws.

(t)

Title and Rights re: Other Assets. Except as would not reasonably be expected, individually or in the aggregate, to be materially prejudicial in respect of Alacer, other than the Alacer Material Property, Alacer Exploration Properties and the Alacer Material Permits, Alacer and its material subsidiaries, as applicable, have good and valid title to all material properties and material assets reflected in the Alacer Financial Statements, free and clear of all Liens (other than Permitted Liens), or valid leasehold or licence interests in all material properties and material assets not reflected in such financial statements but used by Alacer or any of its material subsidiaries.

(u)

Material Contracts. Section 3.1(1)(u) of the Alacer Disclosure Letter includes a complete and accurate list of all Material Contracts to which Alacer or any of its subsidiaries is a party and that are currently in force (the “Alacer Material Contracts”). All Alacer Material Contracts are in full force and effect, and Alacer or its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Alacer has made available to SSR for inspection in the Alacer Data Room Information true and complete copies of all Alacer Material Contracts. All of the Alacer Material Contracts are valid and binding obligations of Alacer or a subsidiary of Alacer as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Alacer and its subsidiaries have complied in all material respects with all terms of Alacer Material Contracts, have not waived any material rights thereunder and no material default or breach exists in respect thereof on the part of Alacer or any of its subsidiaries or, to the knowledge of Alacer, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any Alacer Material Contract. As at the date hereof, neither Alacer nor any of its subsidiaries has received written notice that any party to an Alacer Material Contract intends to cancel, terminate or otherwise modify or not renew such Alacer Material Contract, and to the knowledge of Alacer, no such action has been threatened. Except as disclosed in Section 3.1(1)(u) of the Alacer Disclosure Letter, neither Alacer nor any of its subsidiaries is a party to any Material Contract that contains any material non-competition obligation or otherwise restricts in any material way the business of Alacer or any of its material subsidiaries.

(v)

Permits. Alacer and each of its material subsidiaries has obtained and is in compliance in all material respects with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted (the “Alacer Material Permits”), except where such non-compliance would not, individually or in the aggregate, reasonably be expected to be materially prejudicial to Alacer. All of the Alacer Material Permits have been disclosed to SSR in the Alacer Data Room Information. To the knowledge of Alacer, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such Alacer Material Permits as are necessary to conduct its business as it is currently being conducted as set forth in Alacer Public Disclosure Record.

(w)

Intellectual Property. There is no action, suit, proceeding or claim pending or to the knowledge of Alacer, threatened by others challenging Alacer’s or any of its material subsidiaries’ rights in or to any Intellectual Property which is used for the conduct of Alacer’s and its material subsidiaries’ business as currently carried on as set forth in Alacer Public Disclosure Record.

(x)	Environmental Matters. Except as disclosed in Section 3.1(1)(x) of the Alacer Disclosure Letter, each of Alacer and its material subsidiaries:

(i)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)

(i) is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (A) asserts or alleges that it violated or is in violation of any Environmental Laws, (B) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the presence or Release of any Hazardous Substances, or (C) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the presence or Release of any Hazardous Substances, and (ii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law; and

(iv)

is not involved in any remediation, reclamation or other environmental operations outside the ordinary course of business and, to the knowledge of Alacer, there are no facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities;

(v)

has not disposed of, or arranged for the treatment or disposal of, any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring remedial action issued by any Governmental Entity; (B) to the knowledge of Alacer, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring remedial action, or any similar federal, state or provincial lists; or (C) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Alacer or any of its material subsidiaries;

(vi)

has not caused or permitted the Release of any Hazardous Substances on or to the Alacer Material Property and the Alacer Exploration Properties in such a manner as: (A) would reasonably be expected to impose liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property; or (B) would be reasonably expected to result in imposition of a lien, charge or other encumbrance or the expropriation of the Alacer Material Property and the Alacer Exploration Properties or any of the assets of Alacer or any of its material subsidiaries;

(vii)	has posted the full amount of any mine closure, reclamation, decommissioning, or rehabilitation financial assurance required by any Governmental Entity, Law and Permits; and

(viii)	has completed all progressive mine reclamation, decommissioning and rehabilitation required by any Governmental Entity, applicable Laws and Permits,

except in each case as disclosed in the Alacer Public Disclosure Record or where it would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Alacer.

(y)

Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in Alacer Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. The information provided by Alacer to the Qualified Persons in connection with the preparation of such estimates was complete and accurate in all material respects at the time such information was furnished. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Alacer and its subsidiaries, taken as a whole, from the amounts disclosed in the Alacer Public Disclosure Record.

(z)

Operations. All exploration, development and mining operations on the Alacer Material Property and the Alacer Exploration Properties have been conducted in all material respects in accordance with reasonable and prudent international mining industry practices.

(aa)	Employee Benefits.

(i)

Alacer and each of its material subsidiaries has complied, in all material respects, with the terms of all employee benefit, health, welfare, dental, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, life insurance, pension or retirement plans, group registered retirement savings and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured which are sponsored, administered or maintained by or contributed to or required to be contributed to by, or which are otherwise binding upon, Alacer or any such material subsidiary or in respect of which Alacer or any of its material subsidiaries has any actual or potential liability (collectively, the “Alacer Benefit Plans”) and with all applicable Laws and any collective bargaining agreements relating thereto.

(ii)

Section 3.1(1)(aa) of Alacer Disclosure Letter lists all Alacer Benefit Plans of Alacer and all material Alacer Benefit Plans of Alacer’s material subsidiaries and Alacer has furnished to SSR true, correct, up- to-date and complete copies of such Alacer Benefit Plans as amended as of the date hereof together with all related documentation, including trust agreements, insurance contracts or other funding arrangements, the most recent financial statements, any material correspondence with a Governmental Entity, any filings, plan summaries, employee booklets and personnel manuals. The plan summaries, employee booklets and personnel manuals prepared for, and circulated to the employees and the former employees of Alacer and their beneficiaries concerning such Alacer Benefit Plans, accurately describe the benefits provided under each such Alacer Benefit Plan referred to therein. For any such Alacer Benefit Plan that is not set out in writing, a written summary of its material terms has provided in Alacer Data Room Information.

(iii)

No Alacer Benefit Plan is a “registered pension plan” as that term is defined in section 248(1) of the Tax Act or a “multi-employer pension plan” or a “multi- employer plan” as those terms (or equivalent terms) are used in applicable provincial pension standards legislation and Alacer and its material subsidiaries have never maintained, sponsored or contributed to any such “registered pension plan”, “multi-employer pension plan”, “multi-employer plan” on behalf of the employees or former employees of Alacer and its material subsidiaries.

(iv)

Each Alacer Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Alacer Benefit Plan (including the terms of any documents in respect of such Alacer Benefit Plan), all applicable Laws, and any collective bargaining agreement relating thereto and there exists no condition or set of circumstances in connection with which Alacer or SSR could incur, directly or indirectly, any liability or expense (other than for routine contributions or benefit payments) under the terms of Alacer Benefit Plan or applicable Laws.

(v)

All obligations of Alacer or any of its material subsidiaries regarding Alacer Benefit Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of Alacer Benefit Plans by Alacer or any of its material subsidiaries. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Alacer Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws.

(vi)

Each Alacer Benefit Plan is insured or funded in compliance with the terms of such Alacer Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Alacer or any of its material subsidiaries from any such Governmental Entities.

(vii)

To the knowledge of Alacer: (A) no Alacer Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits); and (B) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Alacer Benefit Plan required to be registered or qualified.

(viii)

Alacer and its material subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Alacer Benefit Plan or to improve or change the benefits provided under any Alacer Benefit Plan.

(ix)	There is no entity other than Alacer and any of its material subsidiaries participating in any Alacer Benefit Plan.

(x)	None of Alacer Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees.

(xi)

Except as disclosed in Section 3.1(1)(aa) of the Alacer Disclosure Letter, neither the execution and delivery of this Agreement by Alacer nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Alacer with any of the provisions hereof shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Alacer or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting or an obligation to fund or secure benefits, in whole or in part, under any Alacer Benefit Plan.

(xii)

All data necessary to administer each Alacer Benefit Plan is in the possession of Alacer or one of its material subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the Alacer Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct.

(bb)	Labour and Employment.

(i)

No executive or manager of Alacer or its material subsidiaries is on long-term disability leave, extended absence, authorized unpaid leave of absence (including maternity or parental leave or unpaid sick leave) or worker’s compensation leave. As of the date of this Agreement, no executive or manager of Alacer or its material subsidiaries has indicated an intention to resign their employment. All current assessments under applicable workers’ compensation legislation in relation to the employees of Alacer and its material subsidiaries have been paid or accrued by Alacer and its material subsidiaries, as applicable, and Alacer and its material subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(ii)

Section 3.1(1)(bb) of Alacer Disclosure Letter contains a complete and accurate list of all Contracts or arrangements for the employment or services of any employee, officer, director or consultant of Alacer or any of its material subsidiaries that is party to a change of control, severance, termination, “golden parachute” or similar agreement or provision.

(iii)

Except as disclosed in Section 3.1(1)(bb) of the Alacer Disclosure Letter, there is no collective bargaining agreement in force with respect to the employees of Alacer or any of its material subsidiaries, and there are no outstanding or, to the knowledge of Alacer, pending or threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union or employee association as bargaining agent for any employees of Alacer or any of its material subsidiaries. To the knowledge of Alacer, there are no threatened or apparent organizing activities by a trade union or employee association involving employees of Alacer or any of its material subsidiaries. Alacer and its material subsidiaries are not certified to enter into a voluntary recognition arrangement with a trade union or employee association and except as disclosed in Section 3.1(1)(bb) of the Alacer Disclosure Letter, are not party to a collective agreement (whether or not the expiry date of such collective agreement has passed.)

(iv)

The Alacer Financial Statements include in all material respects adequate accruals or reserves determined in accordance with IFRS for all accrued and unpaid salaries, wages, bonuses or other remuneration, vacation pay, Canada Pension Plan and Employment Insurance and other employee-related accruals as of the date thereof including for any severance or termination payments in respect of employees whose employment was terminated before the date of such statements.

(v)

To the knowledge of Alacer, each material contractor of Alacer or its material subsidiaries is up-to-date with all social security contribution payments and severance or termination payments payable to each such material contractor’s employees who provide services exclusively for the benefit of Alacer or its material subsidiaries.

(cc)	Compliance with Laws.

(i)

Alacer and its material subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect in respect of Alacer.

(ii)

Except as disclosed in Section 3.1(1)(cc) of the Alacer Disclosure Letter, Alacer has not received any written notices or other written correspondence from any Governmental Entity regarding any material violation (or any investigation, inspection, audit, or other proceeding by any Governmental Entity involving allegations of any material violation) of any Law. To the knowledge of Alacer, no investigation, inspection, audit or other proceeding by any Governmental Entity involving allegations of any material violation of any Law is threatened or contemplated.

(iii)	None of Alacer or any of its subsidiaries is in violation of any Turkish, Canadian or U.S. Laws regarding export controls, trade embargoes or economic sanctions.

(iv)

Since January 1, 2018, Alacer and its subsidiaries have maintained policies and procedures applicable to it and their respective directors, officers, employees, representatives and agents that are appropriate and designed to prevent and detect violations of any Anti-Corruption Law or any Anti- Money Laundering Law.

(v)

Neither Alacer nor any of its subsidiaries or any of their respective directors and officers has (A) conducted or initiated any review, audit or internal investigation that concluded that Alacer, one of its subsidiaries or any of their respective directors, officers, employees, agents or representatives has violated any Anti-Corruption Law or any Anti-Money Laundering Law or committed any wrongdoing thereunder, or (B) made a voluntary, directed or involuntary disclosure to any Governmental Entity responsible for enforcing of any Anti-Corruption Law or any Anti-Money Laundering Law, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such Laws, or received any notice, request or citation from any person alleging non-compliance with any such Laws.

(vi)

Neither Alacer nor any of its subsidiaries is in violation of any competition, antitrust or similar applicable Law and there are no facts or conditions in existence that would reasonably be expected to give rise to a violation of such Laws by Alacer or any of its subsidiaries, other than violations which would not, individually or in the aggregate, be materially prejudicial in respect of Alacer.

(dd)

Absence of Cease Trade Orders. No order ceasing or suspending trading in Alacer Shares (or any of them) or any other securities of Alacer is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Alacer, are pending, contemplated or threatened.

(ee)

Related Party Transactions. Other than as disclosed in the Alacer Public Disclosure Record or as disclosed in Section 3.1(1)(ee) of the Alacer Disclosure Letter, and other than employment compensation arrangements entered into in the ordinary course of business, there are no Contracts or other transactions currently in place between Alacer or any of its material subsidiaries, on the one hand, and: (A) any officer or director of Alacer or any of its material subsidiaries; (B) any holder of record or, to the knowledge of Alacer, beneficial owner of 10% or more of Alacer Shares; and (C) to the knowledge of Alacer, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(ff)	Registration Rights. No Alacer Shareholder has any right to compel Alacer to register or otherwise qualify Alacer Shares (or any of them) for public sale or distribution.

(gg)

Rights of Other Persons. Except as disclosed in Section 3.1(1)(gg) of the Alacer Disclosure Letter, no person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Alacer or any of its material subsidiaries, or any part thereof.

(hh)

Restrictions on Business Activities. There is no (A) Contract, (B) Permit, or (C) arbitral award, judgment, injunction, constitutional ruling, order or decree, in each case, binding upon Alacer or any of its material subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect in respect of Alacer.

(ii)

Brokers. Section 3.1(1)(ii) of the Alacer Disclosure Letter contains a complete and accurate list of any broker, investment banker, financial advisor or other person entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Alacer, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Section 3.1(1)(ii) of the Alacer Disclosure Letter.

(jj)

Insurance. As of the date hereof, Alacer and its material subsidiaries have such policies of insurance as are listed in Section 3.1(1)(jj) of the Alacer Disclosure Letter. All insurance maintained by Alacer or any of its material subsidiaries is in full force and effect and in good standing and neither Alacer nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Alacer or any of its material subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Alacer or any of its material subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default or other event would not reasonably be expected to have a Material Adverse Effect in respect of Alacer.

(kk)	United States Securities Laws.

(i)	Alacer is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act; and

(ii)	Alacer is not registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended.

(ll)

Use of Short Form Prospectus. Alacer meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101 –Short Form Prospectus Distributions of the Canadian Securities Administrators.

(mm)

Arrangements with Shareholders. Other than the SSR Voting Agreements and this Agreement, Alacer does not have any agreement, arrangement or understanding (whether written or oral) with respect to SSR or any of its securities, businesses or operations with any shareholder of SSR, any interested party of SSR or any related party of any interested party of SSR, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

(nn)

Competition Act. Neither the aggregate value of the assets in Canada held by Alacer or entities controlled by Alacer, nor the gross revenues from sales in or from Canada generated by such assets in Canada, exceeds C$96 million, determined in accordance with the Competition Act (Canada) and the regulations thereto.

(2)

Except for the representations and warranties set forth in this Agreement, neither Alacer nor any other person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Alacer. Any investigation by SSR or its Representatives shall not mitigate, diminish or affect the representations and warranties of Alacer pursuant to this Agreement.

Section 3.2    Survival of Representations and Warranties

The representations and warranties of Alacer contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms; provided, however, that no such termination will affect a Party’s rights or obligations arising out of a wilful breach of any representation or warranty hereunder.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SSR

Section 4.1    Representations and Warranties

(1)

Except as disclosed in the SSR Public Disclosure Record (excluding any disclosures set forth in any section of a document in the SSR Public Disclosure Record entitled “Risk Factors” or “Forward Looking Statements” or any other disclosures included in such filings to the extent that they are forward looking in nature) or in the SSR Disclosure Letter (it being understood that disclosure of any item in the SSR Disclosure Letter shall constitute disclosure for the purposes of any of the representations and warranties of SSR contained in this Agreement where the relevance of that item is reasonably apparent on its face), SSR hereby represents and warrants to and in favour of Alacer as follows, and acknowledges that Alacer is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Board Approval. As of the date hereof, the SSR Board, after consultation with its financial and legal advisors and review of the SSR Fairness Opinions and following the receipt of a unanimous recommendation from the SSR Special Committee, has determined that the Arrangement is in the best interests of SSR and has resolved unanimously to recommend to the SSR Shareholders that they vote in favour of the SSR Resolutions. The SSR Board has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(b)

Fairness Opinions. The SSR Board and the SSR Special Committee have received oral summaries of the SSR Fairness Opinions. The fee payable to TD Securities Inc. shall be a flat fee for delivery of the SSR Fairness Opinion delivered by such financial advisor irrespective of the conclusions of such SSR Fairness Opinion delivered by such advisor and no portion of any fee payable to such financial advisor shall be conditional on the closing of the Arrangement.

(c)

Organization and Qualification. SSR and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. SSR and each of its subsidiaries is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect in respect of SSR.

(d)

Authority Relative to this Agreement. SSR has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by SSR and the performance by SSR of its obligations under this Agreement have been duly authorized by the SSR Board and except for obtaining the SSR Shareholder Approval and the approval of the SSR Board of the SSR Circular and other matters related thereto, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by SSR and constitutes a legal, valid and binding obligation of SSR enforceable against SSR in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e)

No Violation. Except as disclosed in Section 4.1(1)(e) of the SSR Disclosure Letter and subject to the receipt of the Key Regulatory Approvals, neither the authorization, execution and delivery of this Agreement by SSR nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations hereunder or thereunder, nor compliance by SSR with any of the provisions hereof or thereof will:

(i)

result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, the creation of any Lien, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of:

(A)	its or any of its subsidiaries’ articles, charters or by-laws or other comparable organizational documents;

(B)

any SSR Material Permit or Material Contract to which SSR or any of its subsidiaries is a party or to which it or any of them, or it or any of their respective properties or assets, may be subject or by which SSR or any of its subsidiaries is bound; or

(C)	any Laws applicable to SSR or any of its subsidiaries or any of their respective properties or assets;

except, in the case of each of clauses (A) through (C), as would not, individually or in the aggregate, result in a Material Adverse Effect in respect of SSR, or would not, individually or in the aggregate, materially and adversely affect SSR’s ability to consummate the transactions contemplated by this Agreement;

(ii)

give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any Material Contract of SSR or any SSR Material Permit to which SSR or any of its subsidiaries is a party or its assets or properties are bound; or

(iii)

result in any material, individually or in the aggregate, payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director, officer or employee of SSR or any subsidiary of SSR or increase any benefits otherwise payable under SSR Benefit Plans or result in the acceleration of the time of payment or vesting of any such benefits.

(f)

Capitalization. The authorized share capital of SSR consists of an unlimited number of SSR Shares. As of the close of business on May 8, 2020, 123,241,798 SSR Shares were issued and outstanding, an aggregate of up to 1,968,559 SSR Shares were issuable upon the exercise of SSR Options, an aggregate of up to 298,887 SSR Shares were issuable upon the settlement of SSR RSUs, an aggregate of up to 803,450 SSR Shares were issuable upon the settlement of SSR PSUs and an aggregate of up to 12,444,886 SSR Shares were issuable upon the conversion of the SSR 2019 Convertible Notes, subject to adjustment in accordance with the terms of the 2019 SSR Indenture. Except as set forth above and under the SSR 2019 Indenture, the SSR Rights Plan, the SSR Share Compensation Plan, the SSR Legacy Option Plans and the SSR DSU Plan, or as disclosed in Section 4.1(1)(f) of the SSR Disclosure Letter, there are no other options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by SSR of any securities of SSR (including SSR Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of SSR (including SSR Shares) or any material subsidiary of SSR. As at May 8, 2020, there were 630,193 SSR DSUs outstanding under the SSR DSU Plan. All outstanding SSR Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all SSR Shares issuable upon the exercise of SSR Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non- assessable, and are not and will not be subject to, or issued in violation of, any pre- emptive rights. All securities of SSR (including the SSR Shares and the SSR Options) have been issued in compliance with all applicable Laws and Securities Laws. There are no securities of SSR or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the SSR Shareholders on any matter. Except for the SSR 2019 Indenture, there are no outstanding contractual or other obligations of SSR or any subsidiary to repurchase, redeem or otherwise acquire any of SSR’s securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of SSR or any of its subsidiaries having the right to vote with the holders of the outstanding SSR Shares on any matters.

(g)

Reporting Status and Securities Laws Matters. SSR is a “reporting issuer” and not on the list of reporting issuers in default under applicable Securities Laws in each of the provinces of Canada. The SSR Shares are registered under section 12(b) of the U.S. Exchange Act. No delisting, suspension of trading in or cease trading order with respect to any securities of SSR and, to the knowledge of SSR, no inquiry or investigation (formal or informal) of any Securities Authority, the SEC, the TSX or the Nasdaq, is in effect or ongoing or, to the knowledge of SSR, expected to be implemented or undertaken with respect to the foregoing.

(h)

Ownership of Subsidiaries. Section 4.1(1)(h) of the SSR Disclosure Letter includes a complete and accurate list of all subsidiaries owned, directly or indirectly, by SSR. All of the issued and outstanding shares of capital stock and other ownership interests in such subsidiaries of SSR are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by SSR are legally and beneficially owned free and clear of all Liens (other than Permitted Liens), and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of SSR, except as otherwise disclosed in Section 4.1(1)(h) of the SSR Disclosure Letter. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of SSR to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of SSR. All ownership interests of SSR and its subsidiaries are owned free and clear of all Liens of any kind or nature whatsoever held by third parties (other than Permitted Liens). Section 4.1(1)(h) of the SSR Disclosure Letter includes a complete and accurate list of all securities owned by SSR of another corporate person, other than its subsidiaries.

(i)

Public Filings. SSR has filed or furnished, as applicable, all documents required to be filed or furnished by it in accordance with applicable Securities Laws, the U.S. Exchange Act and U.S. Securities Act, with the Securities Authorities, the SEC, the TSX and the Nasdaq since January 1, 2018. All such documents and information comprising the SSR Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto): (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable Securities Laws, the U.S. Exchange Act and the U.S. Securities Act, and any amendments to the SSR Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities, the TSX or the Nasdaq. SSR has not filed any confidential material change report with any Securities Authorities or the SEC that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as such terms are defined under the Securities Act) in any of the information contained in the SSR Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the SSR Public Disclosure Record.

(j)

SSR Financial Statements. SSR’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2019 and 2018 (including the notes thereto)(the “SSR Financial Statements”) were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or in the related report of SSR’s independent auditors) and, together with management’s discussion and analysis related to such SSR Financial Statements, fairly present in all material respects the consolidated financial position, results of operations and cash flows of SSR and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of SSR and its subsidiaries on a consolidated basis. There has been no material change in SSR’s accounting policies, except as described in the notes to the SSR’s Financial Statements, since December 31, 2019. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of SSR or any of its subsidiaries with unconsolidated entities or other persons which are not reflected in the SSR Financial Statements.

(k)

Internal Controls and Financial Reporting. SSR has designed such disclosure controls and procedures, or caused them to be designed under the supervision of its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance that information required to be disclosed by SSR in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to SSR’s Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. SSR maintains systems of “internal control over financial reporting” that have been designed by, or under the supervision of, its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since January 1, 2020, SSR’s auditors and the audit committee of the SSR Board have not been advised of: (A) any significant deficiency, or a combination of deficiencies, in the design or operation of internal controls over financial reporting, or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the SSR’s internal control over financial reporting.

(l)

Corrupt Practices Legislation. Neither SSR nor any of its subsidiaries, or to the knowledge of SSR, any of their respective officers, directors or employees acting on behalf of SSR or any of its subsidiaries has taken, committed to take or been alleged to have taken any action which would cause SSR or any of its subsidiaries to be in violation of any Anti-Corruption Law, and to the knowledge of SSR no such action has been taken by any of its agents, representatives or other persons acting on behalf of SSR or any of its subsidiaries.

(m)

Books and Records. The financial books, records and accounts of SSR and its material subsidiaries, have in all material respects, been maintained in accordance with applicable Law, in accordance with IFRS and, in each case, are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of SSR and its material subsidiaries and accurately and fairly reflect the basis for SSR Financial Statements.

(n)

Minute Books. The minute books of SSR and each of its material subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders thereof except for minutes relating to the proposed transaction between SSR and Alacer; provided that minutes for recent meetings of the SSR Board and committees thereof which have not been finalized as of the date hereof will be finalized and included in the minute books in accordance with SSR’s past practice.

(o)

No Undisclosed Liabilities. Except as set forth in Section 4.1(1)(o) of the SSR Disclosure Letter, SSR and its subsidiaries on a consolidated basis have no material outstanding indebtedness, liabilities or obligation of any nature, whether accrued, absolute, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person that are material to SSR, other than (i) those specifically identified in the SSR Financial Statements, (ii) incurred in the ordinary course of business since the date of the most recent SSR Financial Statements, or (iii) those incurred in connection with the execution of this Agreement.

(p)	No Material Change. Except as disclosed in Section 4.1(1)(p) of the SSR Disclosure Letter, since December 31, 2019:

(i)

Each of SSR and its material subsidiaries has conducted its business only in the ordinary course of business consistent with past practice, excluding matters relating to the proposed Arrangement and the related process and except as disclosed in the SSR Public Disclosure Record;

(ii)

there has not occurred any event, occurrence or development or a state of circumstances or facts which has had or would, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect in respect of SSR;

(iii)	except as disclosed in the SSR Public Disclosure Record, there has not been any acquisition or sale by SSR or any of its material subsidiaries of any material property or assets;

(iv)

other than in the ordinary course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by SSR or any of its material subsidiaries of any material debt for borrowed money, any creation or assumption by SSR or any of its material subsidiaries of any Lien or any making by SSR or any of its material subsidiaries of any loan, advance or capital contribution to or investment in any other person, except as disclosed in the SSR Financial Statements;

(v)	there has been no dividend or distribution of any kind declared, paid or made by SSR on any SSR Shares; and

(vi)

there has not been any material increase in or modification of the compensation payable to or to become payable by SSR or any of its material subsidiaries to any of its or their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any SSR Benefit Plans (including the granting of SSR Options, SSR RSUs or SSR PSUs pursuant to the SSR Share Compensation Plan or SSR DSUs pursuant to the SSR DSU Plan) made to, for or with any of such directors, officers, employees or consultants.

(q)

Litigation. Except as disclosed in Section 4.1(1)(q) of the SSR Disclosure Letter, there are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of SSR, threatened affecting SSR or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws, which, if adversely determined, would reasonably be expected to have a Material Adverse Effect in respect of SSR or would significantly impede the ability of SSR to consummate the Arrangement and, to the knowledge of SSR, no event has occurred which would reasonably be expected to give rise to any such claim, action, suit, grievance, complaint, or proceeding. Except as disclosed in Section 4.1(1)(q) of the SSR Disclosure Letter, neither SSR nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(r)	Taxes. Except as provided for in the SSR Financial Statements or as otherwise disclosed in Section 4.1(1)(r) of the SSR Disclosure Letter,

(i)

SSR and each of its subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects.

(ii)

SSR and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published SSR Financial Statements.

(iii)

SSR and each of its subsidiaries has fully accrued in its books and records all material Taxes which are due but not yet payable, including, for greater certainty, any Taxes the payment or remittance of which has been deferred or temporarily waived pursuant to administrative concession or administrative policy by a relevant Tax authority.

(iv)

SSR and each of its subsidiaries has duly maintained and made available for inspection at its respective premises all documents, records, computations and calculations required by Law for Tax purposes, including to substantiate any claim or Return made or filed, or position taken, in relation to Taxes.

(v)	None of SSR nor its subsidiaries has granted to any person any power of attorney that is currently in force with respect to any Tax matter.

(vi)

No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of SSR or any of its subsidiaries, and neither SSR nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of SSR, threatened against SSR or any of its subsidiaries or any of their respective assets, that would reasonably be expected to have a Material Adverse Effect in respect of SSR.

(vii)

No claim has been made by any Governmental Entity in a jurisdiction where SSR and any of its subsidiaries does not file Returns that SSR or any of its subsidiaries is or may be subject to Tax by that jurisdiction and none of SSR nor any of its subsidiaries carries on business, has a permanent establishment or other fixed place of business or is resident for Tax purposes in a jurisdiction in which it does not file a Return in respect of income.

(viii)	There are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of SSR or any of its subsidiaries.

(ix)

SSR and each of its subsidiaries has withheld, deducted or collected all amounts required to be withheld, deducted or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, result in a Material Adverse Effect in respect of SSR.

(x)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from SSR or any of its subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(xi)	All the Returns, audit reports and assessments in the SSR Data Room Information were true correct and complete copies of such Returns, audit reports and assessments.

(xii)

All rulings that have been issued to SSR or any of its subsidiaries in respect of Taxes by any Tax authority or other Governmental Entity have been included in the SSR Data Room Information, and all such rulings have been complied with in all material respects.

(xiii)

There are no facts, circumstances or events that exist or have existed which have resulted or will result in the application of any debt forgiveness, debt parking or property seizure provisions to SSR or any of its subsidiaries under any Law relating to Taxes.

(xiv)

SSR and each of its subsidiaries has complied in all material respects with the transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(xv)

No stamp duty, registration or documentary taxes, duties or similar charges are payable under applicable Law by SSR or any of its subsidiaries in connection with the authorization, execution, delivery and performance of this Agreement.

(xvi)	SSR Shares are listed on a “designated stock exchange”, as that term is defined in section 248(1) of the Tax Act.

(xvii)	SSR is a “taxable Canadian corporation”, as that term is defined in subsection 89(1) of the Tax Act.

(xviii)	SSR is not treated as a corporation created or organized in the United States or under the laws of the United States or any state pursuant to U.S. Tax Code section 7874.

(s)	Property.

(i)	Except as disclosed in Section 4.1(1)(s)(v) of the SSR Disclosure Letter, the SSR Material Properties and the SSR Exploration Properties are accurately described in the SSR Public Disclosure Record.

(ii)

The SSR Public Disclosure Record together with the SSR Data Room Information discloses all material real and immoveable property legally or beneficially owned, licensed, or leased by SSR or its material subsidiaries, or in respect of which SSR or its material subsidiaries enjoy the benefit of rights of way, surface rights, easements and/or SSR Material Permits for the use of real and immoveable property that is material to the conduct of its business in the ordinary course, and there is no other material real and immoveable property in respect of which SSR or its material subsidiaries has any interest.

(iii)

The Concessions relating to the SSR Material Properties are the only mining concessions, claims, leases, licenses, Permits or other rights that are required to conduct the activities of SSR or its material subsidiaries on the SSR Material Properties as currently conducted.

(iv)

The SSR Public Disclosure Record together with the SSR Data Room Information accurately describes, in all material respects: (A) the interests of SSR and its material subsidiaries in each of the material Concessions relating to the SSR Material Properties; and (B) the agreement or document pursuant to which SSR or its material subsidiaries holds its interest in each material Concession relating to the SSR Material Properties. SSR or its material subsidiaries are lawfully authorized to hold its interest in the material Concessions relating to the SSR Material Properties.

(v)

Except (i) as disclosed in Section 4.1(1)(s)(v) of the SSR Disclosure Letter, or (ii) as would not reasonably be expected, individually or in the aggregate, to be materially prejudicial in respect of SSR:

(A)	each Concession relating to the SSR Material Properties or the SSR Exploration Properties is in full force and effect and in good standing;

(B)

each Concession relating to the SSR Material Properties or the SSR Exploration Properties comprises a valid and subsisting mining license, mineral claim or concession, in each case in all material respects, and SSR or its material subsidiaries enjoys legally enforceable access to the SSR Material Properties and the SSR Exploration Properties as may be required to conduct the activities of SSR or its material subsidiaries as currently conducted;

(C)

any and all material assessment work required to be performed and filed by SSR or its material subsidiaries in respect of the SSR Material Properties and the SSR Exploration Properties or under the Concessions relating to the SSR Material Properties and the SSR Exploration Properties have been performed and filed;

(D)

any and all material Taxes and other payments required to be paid by SSR or its material subsidiaries in respect of the SSR Material Properties and the SSR Exploration Properties and the Concessions relating to the SSR Material Properties and the SSR Exploration Properties and all material rental or royalty payments required to be paid by SSR or its material subsidiaries in respect of the Concessions relating to the SSR Material Properties and the SSR Exploration Properties have been paid;

(E)

any and all material filings required to be filed by SSR or its material subsidiaries in respect of the SSR Material Properties and the SSR Exploration Properties and the Concessions relating to the SSR Material Properties and the SSR Exploration Properties have been filed;

(F)

the interests of SSR or its material subsidiaries in each Concession relating to the SSR Material Properties and the SSR Exploration Properties is held free and clear of all Liens (other than Permitted Liens);

(G)

subject to Permitted Liens and the terms and conditions set out in the Concessions, SSR or its material subsidiaries have the exclusive right to deal with the SSR Material Properties and the SSR Exploration Properties and the Concessions relating to the SSR Material Properties and the SSR Exploration Properties;

(H)

subject to Permitted Liens and the terms and conditions set out in the Concessions, no other person has any material interest in the SSR Material Properties and the SSR Exploration Properties or the Concessions relating to the SSR Material Properties and the SSR Exploration Properties or any right to acquire any such interest;

(I)

there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect SSR’s or any of its material subsidiaries’ interests in the SSR Material Properties and the SSR Exploration Properties or the Concessions relating to the SSR Material Properties and the SSR Exploration Properties; and

(J)

neither SSR nor any of its material subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation, cancellation or refusal to extend or renew the terms of, or intention to revoke, cancel, or refuse to extend or renew the terms of, SSR’s or any of its material subsidiaries’ interests in the SSR Material Properties and the SSR Exploration Properties or the Concessions or SSR Material Permits relating to the SSR Material Properties and, if applicable, the SSR Exploration Properties.

(vi)

Except as would not reasonably be expected, individually or in the aggregate, to be materially prejudicial in respect of SSR, all work and activities carried out on the SSR Material Properties and the SSR Exploration Properties and the Concessions relating to the SSR Material Properties and the SSR Exploration Properties by SSR or its material subsidiaries or, to the knowledge of SSR, by any other person appointed by SSR or any of its material subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither SSR nor any of its material subsidiaries, nor, to the knowledge of SSR, any other person, has received any notice of any material breach of any such applicable Laws.

(t)

Title and Rights re: Other Assets. Except (i) as disclosed in Section 4.1(1)(t) of the SSR Disclosure Letter, or (ii) as would not reasonably be expected, individually or in the aggregate, to be materially prejudicial in respect of SSR, other than the SSR Material Properties, the SSR Exploration Properties and the SSR Material Permits, SSR and its material subsidiaries, as applicable, have good and valid title to all material properties and material assets reflected in the SSR Financial Statements, free and clear of all Liens (other than Permitted Liens), or valid leasehold or licence interests in all material properties and material assets not reflected in such financial statements but used by SSR or any of its material subsidiaries.

(u)

Material Contracts. Section 4.1(1)(u) of the SSR Disclosure Letter includes a complete and accurate list of all Material Contracts to which SSR or any of its subsidiaries is a party and that are currently in force (the “SSR Material Contracts”). SSR Material Contracts are in full force and effect, and SSR or its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. SSR has made available to Alacer for inspection in the SSR Data Room Information true and complete copies of all of the SSR Material Contracts. All of the SSR Material Contracts are valid and binding obligations of SSR or a subsidiary of SSR as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. SSR and its subsidiaries have complied in all material respects with all terms of the SSR Material Contracts, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of SSR or any of its subsidiaries or, to the knowledge of SSR, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any SSR Material Contract. As at the date hereof, neither SSR nor any of its subsidiaries has received written notice that any party to an SSR Material Contract intends to cancel, terminate or otherwise modify or not renew such SSR Material Contract, and to the knowledge of SSR, no such action has been threatened. Except as disclosed in Section 4.1(1)(u) of the SSR Disclosure Letter, neither SSR nor any of its subsidiaries is a party to any Material Contract that contains any material non-competition obligation or otherwise restricts in any material way the business of SSR or any of its material subsidiaries.

(v)

Permits. SSR and each of its material subsidiaries has obtained and is in compliance in all material respects with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted (the “SSR Material Permits”), except where such non-compliance would not, individually or in the aggregate, reasonably be expected to be materially prejudicial in respect of SSR. All of the SSR Material Permits have been disclosed to Alacer in the SSR Data Room Information. To the knowledge of SSR, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such SSR Material Permits as are necessary to conduct its business as it is currently being conducted as set forth in the SSR Public Disclosure Record.

(w)

Intellectual Property. There is no action, suit, proceeding or claim pending or to the knowledge of SSR, threatened by others challenging SSR’s or any of its material subsidiaries’ rights in or to any Intellectual Property which is used for the conduct of SSR’s and its material subsidiaries’ business as currently carried on as set forth in the SSR Public Disclosure Record.

(x)	Environmental Matters. Except as disclosed in Section 4.1(1)(x) of the SSR Disclosure Letter, each of SSR and its material subsidiaries:

(i)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)

(i) is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (A) asserts or alleges that it violated or is in violation of any Environmental Laws, (B) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the presence or Release of any Hazardous Substances, or (C) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the presence or Release of any Hazardous Substances, and (ii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law; and

(iv)

is not involved in any remediation, reclamation or other environmental operations outside the ordinary course of business and, to the knowledge of SSR, there are no facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities;

(v)

has not disposed of, or arranged for the treatment or disposal of, any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring remedial action issued by any Governmental Entity; (B) to the knowledge of SSR, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring remedial action, or any similar federal, state or provincial lists; or (C) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against SSR or any of its material subsidiaries;

(vi)

has not caused or permitted the Release of any Hazardous Substances on or to any SSR Material Property and the SSR Exploration Properties in such a manner as: (A) would reasonably be expected to impose liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property; or (B) would be reasonably expected to result in imposition of a lien, charge or other encumbrance or the expropriation of any SSR Material Property and the SSR Exploration Properties or any of the assets of SSR or any of its material subsidiaries;

(vii)	has posted the full amount of any mine closure, reclamation, decommissioning, or rehabilitation financial assurance required by any Governmental Entity, Law and Permits; and

(viii)	has completed all progressive mine reclamation, decommissioning and rehabilitation required by any Governmental Entity, Law and Permits,

except, in each case as disclosed in the SSR Public Disclosure Record or where it would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of SSR.

(y)

Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the SSR Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. The information provided by SSR to the Qualified Persons in connection with the preparation of such estimates was complete and accurate in all material respects at the time such information was furnished. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of SSR and its subsidiaries, taken as a whole, from the amounts disclosed in the SSR Public Disclosure Record.

(z)

Operations. All exploration, development and mining operations on the SSR Material Properties and the SSR Exploration Properties have been conducted in all material respects in accordance with reasonable and prudent international mining industry practices.

(aa)	Employee Benefits.

(i)

SSR and each of its material subsidiaries has complied, in all material respects, with the terms of all employee benefit, health, welfare, dental, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, life insurance, pension or retirement plans, group registered retirement savings and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured which are sponsored, administered or maintained by or contributed to or required to be contributed to by, or which are otherwise binding upon, SSR or any such material subsidiary or in respect of which SSR or any of its material subsidiaries has any actual or potential liability (collectively, the “SSR Benefit Plans”) and with all applicable Laws and any collective bargaining agreements relating thereto.

(ii)

Section 4.1(1)(aa) of the SSR Disclosure Letter lists all SSR Benefit Plans of SSR and all material SSR Benefit Plans of SSR’s material subsidiaries and SSR has furnished to Alacer true, correct, up-to-date and complete copies of such SSR Benefit Plans as amended as of the date hereof together with all related documentation, including trust agreements, insurance contracts or other funding arrangements, the most recent financial statements, any material correspondence with a Governmental Entity, any filings, plan summaries, employee booklets and personnel manuals. The plan summaries, employee booklets and personnel manuals prepared for, and circulated to the employees and the former employees of SSR and their beneficiaries concerning such SSR Benefit Plans, accurately describe the benefits provided under each such SSR Benefit Plan referred to therein. For any such SSR Benefit Plan that is not set out in writing, a written summary of its material terms has provided in the SSR Data Room Information.

(iii)

No SSR Benefit Plan is a “registered pension plan” as that term is defined in section 248(1) of the Tax Act or a “multi-employer pension plan” or a “multi- employer plan” as those terms (or equivalent terms) are used in applicable provincial pension standards legislation and SSR and its material subsidiaries have never maintained, sponsored or contributed to any such “registered pension plan”, “multi-employer pension plan”, “multi-employer plan” on behalf of the employees or former employees of SSR and its material subsidiaries.

(iv)

Each SSR Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such SSR Benefit Plan (including the terms of any documents in respect of such SSR Benefit Plan), all applicable Laws, and any collective bargaining agreement relating thereto and there exists no condition or set of circumstances in connection with which SSR could incur, directly or indirectly, any liability or expense (other than for routine contributions or benefit payments) under the terms of the SSR Benefit Plan or applicable Laws.

(v)

All obligations of SSR or any of its material subsidiaries regarding the SSR Benefit Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the SSR Benefit Plans by SSR or any of its material subsidiaries. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each SSR Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws.

(vi)

Each SSR Benefit Plan is insured or funded in compliance with the terms of such SSR Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by SSR or any of its material subsidiaries from any such Governmental Entities.

(vii)

To the knowledge of SSR: (A) no SSR Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits); and (B) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any SSR Benefit Plan required to be registered or qualified.

(viii)

SSR and its material subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional SSR Benefit Plan or to improve or change the benefits provided under any SSR Benefit Plan.

(ix)	There is no entity other than SSR and any of its material subsidiaries participating in any SSR Benefit Plan.

(x)	None of the SSR Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees.

(xi)

Except as disclosed in Section 4.1(1)(aa) of the SSR Disclosure Letter, neither the execution and delivery of this Agreement by SSR nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by SSR with any of the provisions hereof shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of SSR or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting or an obligation to fund or secure benefits, in whole or in part, under any SSR Benefit Plan.

(xii)

All data necessary to administer each SSR Benefit Plan is in the possession of SSR or one of its material subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the SSR Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct.

(bb)

Issuance of Consideration Shares and Consideration CDIs. The Consideration Shares to be issued will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable common shares in the capital of SSR. The Consideration CDIs will, if and when issued pursuant to the Arrangement, be duly and validly issued.

(cc)	Labour and Employment.

(i)

No executive or manager of SSR or its material subsidiaries is on long-term disability leave, extended absence, authorized unpaid leave of absence (including maternity or parental leave or unpaid sick leave) or worker’s compensation leave. As of the date of this Agreement, no executive or manager of SSR or its material subsidiaries has indicated an intention to resign their employment. All current assessments under applicable workers’ compensation legislation in relation to the employees of SSR and its material subsidiaries have been paid or accrued by SSR and its material subsidiaries, as applicable, and SSR and its material subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(ii)

Section 4.1(1)(cc) of the SSR Disclosure Letter contains a complete and accurate list of all Contracts or arrangements for the employment or services of any employee, officer, director or consultant of SSR or any of its material subsidiaries that is party to a change of control, severance, termination, “golden parachute” or similar agreement or provision.

(iii)

Except as disclosed in Section 4.1(1)(cc) of the SSR Disclosure Letter, there is no collective bargaining agreement in force with respect to the employees of SSR or any of its material subsidiaries, and there are no outstanding or, to the knowledge of SSR, pending or threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union or employee association as bargaining agent for any employees of SSR or any of its material subsidiaries. To the knowledge of SSR, there are no threatened or apparent organizing activities by a trade union or employee association involving employees of SSR or any of its material subsidiaries. SSR and its material subsidiaries are not certified to enter into a voluntary recognition arrangement with a trade union or employee association and are not party to a collective agreement (whether or not the expiry date of such collective agreement has passed.)

(iv)

The SSR Financial Statements include in all material respects adequate accruals or reserves determined in accordance with IFRS for all accrued and unpaid salaries, wages, bonuses or other remuneration, vacation pay, Canada Pension Plan and Employment Insurance and other employee-related accruals as of the date thereof including for any severance or termination payments in respect of employees whose employment was terminated before the date of such statements.

(v)

To the knowledge of SSR, each material contractor of SSR or its material subsidiaries is up-to-date with all social security contribution payments and severance or termination payments payable to each such material contractor’s employees who provide services exclusively for the benefit of SSR or its material subsidiaries.

(dd)	Compliance with Laws.

(i)

SSR and its material subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect in respect of SSR.

(ii)

Except as disclosed in Section 4.1(1)(dd) of the SSR Disclosure Letter, SSR has not received any written notices or other written correspondence from any Governmental Entity regarding any material violation (or any investigation, inspection, audit, or other proceeding by any Governmental Entity involving allegations of any material violation) of any Law. To the knowledge of SSR, no investigation, inspection, audit or other proceeding by any Governmental Entity involving allegations of any material violation of any Law is threatened or contemplated.

(iii)	None of SSR or any of its subsidiaries is in violation of any Argentinian, Canadian or U.S. Laws regarding export controls, trade embargoes or economic sanctions.

(iv)

Since January 1, 2018, SSR and its subsidiaries have maintained policies and procedures applicable to it and their respective directors, officers, employees, representatives and agents that are appropriate and designed to prevent and detect violations of any Anti-Corruption Law or any Anti- Money Laundering Law.

(v)

Neither SSR nor any of its subsidiaries or any of their respective directors and officers has (A) conducted or initiated any review, audit or internal investigation that concluded that SSR, one of its subsidiaries or any of their respective directors, officers, employees, agents or representatives has violated any Anti-Corruption Law or any Anti-Money Laundering Law or committed any wrongdoing thereunder, or (B) made a voluntary, directed or involuntary disclosure to any Governmental Entity responsible for enforcing any Anti-Corruption Law or any Anti-Money Laundering Law, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such Laws, or received any notice, request or citation from any person alleging non-compliance with any such Laws.

(vi)

Neither SSR nor any of its subsidiaries is in violation of any competition, antitrust or similar applicable Law and there are no facts or conditions in existence that would reasonably be expected to give rise to a violation of such Laws by SSR or any of its subsidiaries, other than violations which would not, individually or in the aggregate, be materially prejudicial in respect of SSR.

(ee)

Absence of Cease Trade Orders. No order ceasing or suspending trading in SSR Shares (or any of them) or any other securities of SSR is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of SSR, are pending, contemplated or threatened.

(ff)

Related Party Transactions. Other than as disclosed in the SSR Public Disclosure Record or as disclosed in Section 4.1(1)(ff) of the SSR Disclosure Letter, and other than employment compensation arrangements entered into in the ordinary course of business, there are no Contracts or other transactions currently in place between SSR or any of its material subsidiaries, on the one hand, and: (A) any officer or director of SSR or any of its material subsidiaries; (B) any holder of record or, to the knowledge of SSR, beneficial owner of 10% or more of the SSR Shares; and (C) to the knowledge of SSR, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(gg)	Registration Rights. No SSR Shareholder has any right to compel SSR to register or otherwise qualify the SSR Shares (or any of them) for public sale or distribution.

(hh)

Rights of Other Persons. Except as disclosed in Section 4.1(1)(hh) of the SSR Disclosure Letter, no person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by SSR or any of its material subsidiaries, or any part thereof.

(ii)

Restrictions on Business Activities. There is no (A) Contract, (B) Permit, or (C) arbitral award, judgment, injunction, constitutional ruling, order or decree, in each case, binding upon SSR or any of its material subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect in respect of SSR.

(jj)

Brokers. Section 4.1(1)(jj) of the SSR Disclosure Letter contains a complete and accurate list of any broker, investment banker, financial advisor or other person entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of SSR, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Section 4.1(1)(jj) of the SSR Disclosure Letter.

(kk)

Insurance. As of the date hereof, SSR and its material subsidiaries have such policies of insurance as are listed in Section 4.1(1)(kk) of the SSR Disclosure Letter. All insurance maintained by SSR or any of its material subsidiaries is in full force and effect and in good standing and neither SSR nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has SSR or any of its material subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of SSR or any of its material subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default or other event would not reasonably be expected to have a Material Adverse Effect in respect of SSR.

(ll)	United States Securities Laws.

(i)	SSR is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act; and

(ii)	SSR is not registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended.

(mm)

Use of Short Form Prospectus. SSR meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators.

(nn)

Arrangements with Shareholders. Other than Alacer Voting Agreements and this Agreement, SSR does not have any agreement, arrangement or understanding (whether written or oral) with respect to Alacer or any of its securities, businesses or operations with any shareholder of Alacer, any interested party of Alacer or any related party of any interested party of Alacer, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

(oo)

Australian Corporate Law. Subject to obtaining or complying with the ASIC Relief or Requirements, the making of the offer to issue Consideration Shares to Alacer Shareholders does not breach any provision or regulation under any Australian Securities Laws including, without limitation, Chapter 6D of the Australian Corporations Act.

(pp)

Shareholder Rights Plan. The SSR Rights Plan will not apply to, and no rights granted thereunder will become exercisable as a result of or in connection with, the transactions contemplated by this Agreement.

(qq)

SSR 2019 Convertible Notes. The transactions contemplated by this Agreement will not trigger a requirement under the SSR 2019 Indenture to (i) deliver notice of the transactions contemplated by this Agreement, (ii) adjust the conversion rate applicable to the SSR 2019 Convertible Notes or (iii) enter into a supplemental indenture.

(2)

Except for the representations and warranties set forth in this Agreement, neither SSR nor any other person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of SSR. Any investigation by Alacer or its Representatives shall not mitigate, diminish or affect the representations and warranties of SSR pursuant to this Agreement.

Section 4.2    Survival of Representations and Warranties

The representations and warranties of SSR contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms; provided, however, that no such termination will affect a Party’s rights or obligations arising out of a wilful breach of any representation or warranty hereunder.

ARTICLE 5

COVENANTS

Section 5.1    Covenants of Alacer Regarding the Conduct of Business

(1)

Alacer covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as (i) required or permitted by this Agreement, (ii) required by applicable Law or any Governmental Entity (iii) reasonably taken in accordance with good mining practice to safeguard life or property, (iv) set out in Section 5.1 of the Alacer Disclosure Letter or (v) consented to by SSR in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Alacer shall, and shall cause each of its material subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as (i) required or permitted by this Agreement, (ii) required by applicable Law or any Governmental Entity (iii) reasonably taken in accordance with good mining practice to safeguard life or property, (iv) set out in Section 5.1 of the Alacer Disclosure Letter, Alacer shall not, nor shall it permit any of its material subsidiaries to, directly or indirectly, without the prior written consent of SSR (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)

(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) reduce its stated capital or otherwise enter into any transaction that would reduce the “paid-up capital” (within the meaning of the Tax Act) of the Alacer Shares, or split, combine or reclassify any shares in its share capital; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any of its securities (including any restricted share units, phantom share units or similar securities), or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, its shares or other securities, other than: (A) the issuance of Alacer Shares pursuant to the terms of the outstanding Alacer RSUs or as set out in the Alacer Disclosure Letter; or (B) transactions between two or more Alacer wholly-owned subsidiaries or between Alacer and an Alacer wholly-owned subsidiary; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any of its outstanding securities; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Alacer or any of its material subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS; or (viii) enter into any agreement with respect to any of the foregoing;

(b)

except in the ordinary course of business consistent with past practice: (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, in one transaction or a series of transactions, any assets, securities, properties, interests or businesses for a transaction value greater than $10 million; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $5 million, in the aggregate, other than transactions between two or more Alacer wholly-owned subsidiaries or between Alacer and an Alacer wholly-owned subsidiary; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities in excess of $10 million in the aggregate (other than transactions between two or more Alacer wholly-owned subsidiaries or between Alacer and an Alacer wholly-owned subsidiary), except in accordance with the 2020 budget of Alacer as updated and approved by the Alacer Board on January 15, 2020 that has been provided to SSR (the “Alacer Budget”); (iv) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other third person; (v) waive, release, grant or transfer any rights of material value; (vi) enter into new commitments of a capital expenditure nature in excess of $10 million in the aggregate, except in accordance with the Alacer Budget; or (vi) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;

(c)

other than as is necessary to comply with any Contract or in accordance with an Alacer Benefit Plan: (i) grant to any officer or director of Alacer or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, or director of Alacer or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any officer, employee or director of Alacer or any of its subsidiaries, other than the declaration and payment of cash bonuses in the ordinary course of business consistent with past practice; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Alacer Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Alacer or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, officer or employee of Alacer or any of its subsidiaries; or (vi) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement; (vii) provide for accelerated vesting, removal of restrictions on exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (viii) enter into any employment, deferred compensation or other similar agreement or arrangement or amend or terminate any such existing agreement, with any corporate head office employee whose annual aggregate compensation will be, or is, in excess of $100,000 or with any officer or director;

(d)

settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $5 million, (i) any material action, claim or proceeding brought against Alacer and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(e)

enter into any agreement or arrangement that limits or otherwise restricts in any material respect the business of Alacer or any of its material subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Alacer or any of its material subsidiaries from competing in any manner;

(f)	waive, release or assign any material rights, claims or benefits of Alacer or any of its material subsidiaries;

(g)

other than in the ordinary course of business consistent with past practice: (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; or (ii) modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(h)

materially change any method or period of reporting income, deductions or accounting for Tax purposes except as may be required by applicable Law, make, change or revoke any Tax election or designation, file any materially amended Return, settle or compromise any Tax claim, assessment, reassessment or liability in excess of $5 million, agree to an extension or waiver of the limitation period with respect to any Tax matter, enter into, cancel or modify any agreement with respect to any Tax or surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund;

(i)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any Alacer Material Permits or any approvals of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for approvals; or

(j)	agree, resolve or commit to do any of the foregoing.

(2)

Alacer shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Alacer or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for, to the extent reasonably practicable in light of insurance market conditions at such time, substantially similar premiums are in full force and effect; provided that, subject to Section 5.7, none of Alacer or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

(3)

Alacer shall keep SSR fully informed as to all material decisions or actions required to be made with respect to the operations of the business of Alacer; provided that such disclosure is not otherwise prohibited by reason of confidentiality owed to a third party or otherwise prevented by Law or is in respect of competitively sensitive information.

(4)

Alacer shall promptly notify SSR in writing of: (a) any circumstance or development that, to the knowledge of Alacer, is or could reasonably be expected to constitute a Material Adverse Effect in respect of Alacer (b) any notice or other communication from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with this Agreement or the Arrangement; (c) any notice or other communication from any material supplier, joint venture partner, customer or other material business partner to the effect that such material supplier, joint venture partner, customer or other material business partner is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with Alacer or any of its subsidiaries as a result of this Agreement or the Arrangement; (d) any notice or other communication received from any Governmental Entity in connection with this Agreement (and Alacer shall contemporaneously provide a copy of any such written notice or communication to SSR where not prohibited by Law); or (e) any material filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Alacer, its subsidiaries or the assets of Alacer.

(5)

Alacer shall make commercially reasonable efforts to, in a timely manner, provide SSR with all financial statements and financial information reasonably requested by SSR to prepare pro forma financial statements required for inclusion in the Alacer Circular.

Section 5.2    Covenants of SSR Regarding the Conduct of Business

(1)

SSR covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as (i) required or permitted by this Agreement, (ii) required by applicable Law or any Governmental Entity, (iii) reasonably taken in accordance with good mining practice to safeguard life or property, (iv) set out in Section 5.2 of the SSR Disclosure Letter or (v) as consented to by Alacer in writing (which consent shall not be unreasonably withheld, conditioned or delayed), SSR shall, and shall cause each of its material subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as (i) required or permitted by this Agreement, (ii) required applicable Law or any Governmental Entity (iii) reasonably taken in accordance with good mining practice to safeguard life or property, (iv) set out in Section 5.2 of the SSR Disclosure Letter, SSR shall not, nor shall it permit any of its material subsidiaries to, directly or indirectly, without the prior written consent of Alacer (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)

(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) reduce its stated capital or otherwise enter into any transaction that would reduce the “paid-up capital” (within the meaning of the Tax Act) of the SSR Shares, or split, combine or reclassify any shares in its share capital; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any of its securities (including any restricted share units, phantom share units or similar securities), or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, its shares or other securities, other than: (A) the issuance of SSR Shares pursuant to the terms of the outstanding SSR Options, SSR RSUs, SSR 2019 Convertible Notes or as set out in the SSR Disclosure Letter; or (B) transactions between two or more SSR wholly-owned subsidiaries or between SSR and an SSR wholly-owned subsidiary; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any of its outstanding securities, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of SSR or any of its material subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS; or (viii) enter into any agreement with respect to any of the foregoing;

(b)

except in the ordinary course of business consistent with past practice: (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, in one transaction or a series of transactions, any assets, securities, properties, interests or businesses for a transaction value greater than $10 million; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $5 million, in the aggregate, other than transactions between two or more SSR wholly-owned subsidiaries or between SSR and an SSR wholly-owned subsidiary; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities in excess of $10 million in the aggregate (other than transactions between two or more SSR wholly-owned subsidiaries or between SSR and an SSR wholly-owned subsidiary), except in accordance with the 2020 Budget of SSR as approved by the SSR Board on December 11, 2019 that has been furnished to Alacer (the “SSR Budget”); (iv) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other third person; (v) waive, release, grant or transfer any rights of material value; (vi) enter into new commitments of a capital expenditure nature in excess of $10 million in the aggregate, except in accordance with the SSR Budget; or (vi) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;

(c)

other than as is necessary to comply with any Contract or in accordance with the SSR Benefit Plan: (i) grant to any officer or director of SSR or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, or director of SSR or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any officer, employee or director of SSR or any of its subsidiaries, other than the declaration and payment of cash bonuses in the ordinary course of business consistent with past practice; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any SSR Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of SSR or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, officer or employee of SSR or any of its subsidiaries; (vi) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement; or (vii) provide for accelerated vesting, removal of restrictions on exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (viii) enter into any employment, deferred compensation or other similar agreement or arrangement or amend or terminate any such existing agreement, with any corporate head office employee whose annual aggregate compensation will be, or is, in excess of $100,000 or with any officer or director;

(d)

settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $5 million, (i) any material action, claim or proceeding brought against SSR and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(e)

enter into any agreement or arrangement that limits or otherwise restricts in any material respect the business of SSR or any of its material subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect SSR or any of its material subsidiaries from competing in any manner;

(f)	waive, release or assign any material rights, claims or benefits of SSR or any of its material subsidiaries;

(g)

other than in the ordinary course of business consistent with past practice: (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (ii) modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(h)

materially change any method or period of reporting income, deductions or accounting for Tax purposes except as may be required by applicable Law, make, change or revoke any Tax election or designation, file any materially amended Return, settle or compromise any Tax claim, assessment, reassessment or liability in excess of $5 million, agree to an extension or waiver of the limitation period with respect to any Tax matter, enter into, cancel or modify any agreement with respect to any Tax or surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund;

(i)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any SSR Material Permits or any approvals of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for approvals; or

(j)	agree, resolve or commit to do any of the foregoing.

(2)

SSR shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by SSR or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for, to the extent reasonably practicable in light of insurance market conditions at such time, substantially similar premiums are in full force and effect.

(3)

SSR shall keep Alacer fully informed as to all material decisions or actions required to be made with respect to the operations of the business of SSR; provided that such disclosure is not otherwise prohibited by reason of confidentiality owed to a third party or otherwise prevented by Law or is in respect of competitively sensitive information.

(4)

SSR shall promptly notify Alacer in writing of: (a) any circumstance or development that, to the knowledge of SSR is or could reasonably be expected to constitute a Material Adverse Effect in respect of SSR; (b) any notice or other communication from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with this Agreement or the Arrangement; (c) any notice or other communication from any material supplier, joint venture partner, customer or other material business partner to the effect that such material supplier, joint venture partner, customer or other material business partner is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with SSR or any of its subsidiaries as a result of this Agreement or the Arrangement; (d) any notice or other communication received from any Governmental Entity in connection with this Agreement (and SSR shall contemporaneously provide a copy of any such written notice or communication to Alacer where not prohibited by Law); or (e) any material filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting SSR, its subsidiaries or the assets of SSR.

Section 5.3    Covenants Relating to the Arrangement

(1)

Subject to Section 5.4, which shall govern in relation to Regulatory Approvals, each of the Parties covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)

it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all Laws to complete the Arrangement, including using commercially reasonable efforts to promptly (i) obtain all necessary waivers, consents and approvals required from, and provide all required notices to, persons party to loan agreements, leases, licenses and other Contracts or Permits; (ii) obtain all necessary Permits as are required to be obtained by it under all Laws; (iii) defend all lawsuits or other legal, regulatory or other proceedings against it challenging or affecting the Arrangement or this Agreement, and oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting, the ability of the Parties to consummate the Arrangement; and (iv) cooperate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; and

(b)

it shall not deliberately take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to materially delay or materially impede the consummation of the Arrangement, or that will have, or would reasonably be expected to have, the effect of materially delaying, impairing or impeding the granting of the Regulatory Approvals.

(2)

SSR shall use commercially reasonable efforts to, prior to the completion of the Arrangement, obtain conditional approval of the listing and posting for trading on the TSX and the Nasdaq of the Consideration Shares, subject only to satisfaction of the customary listing conditions of the TSX and the Nasdaq, as applicable, and it shall, at or prior to the Effective Time, allot and reserve for issuance a sufficient number of SSR Shares to meet the obligations of SSR under the Plan of Arrangement. Alacer shall use commercially reasonable efforts to cooperate with SSR in respect of the foregoing, including by providing information reasonably requested by SSR in connection therewith in a timely manner.

(3)

SSR will apply for, as soon as reasonably practicable and in any event no later than 7 days after the delivery of the SSR Circular, and thereafter shall use commercially reasonable efforts to, prior to the completion of the Arrangement, obtain, approval for the admission of SSR to the ASX official list on a Foreign Exempt Listing basis, and the approval of the Consideration CDIs for quotation, subject only to satisfaction of the customary listing conditions of the ASX and the Effective Time having occurred. Alacer shall use commercially reasonable efforts to cooperate with SSR in respect of the foregoing, including by providing information reasonably requested by SSR in connection therewith.

(4)

If, subject to any constraints in the ASIC Relief or Requirements and despite the commercially reasonable efforts of SSR and Alacer, ASX does not grant listing approval (subject to customary listing conditions) by the date of the Court hearing date contemplated in Section 2.8, and subject to the parties promptly negotiating in good faith with a view to agreeing to an alternative approach for achieving SSR’s admission to the ASX official list, the parties may proceed to complete the Arrangement without the ASX listing, and appropriate arrangements will be made with CDN for the distribution of the Consideration Shares that it receives to the relevant Alacer beneficial holders.

Section 5.4    Regulatory Approvals

(1)

As soon as reasonably practicable after the date hereof each Party, or where appropriate, the Parties jointly, shall make all notifications, filings, applications and submissions with Governmental Entities required or advisable in connection with the Regulatory Approvals, including the Key Regulatory Approvals, and shall use its commercially reasonable efforts to obtain as soon as reasonably practicable and maintain the Regulatory Approvals, including the Key Regulatory Approvals.

(2)

In the case of the Investment Canada Act Approval, SSR shall file a notification under Part III of the Investment Canada Act within five (5) business days of the date of this Agreement. If SSR receives notice from the Minister that the transactions contemplated by this Agreement are subject to Part IV of the Investment Canada Act then SSR shall file such application within ten (10) business days of the date on which it receives such notice from the Minister, or at such other time as may be mutually agreed by the Parties, including where SSR and Alacer jointly conclude, acting reasonably, that a certification under section 13(1) of the Investment Canada Act will not be issued by the Minister in respect of the transactions contemplated by this Agreement.

(3)

In the case of the ASIC Relief or Requirements, SSR shall use commercially reasonable efforts to obtain ASIC relief from the requirements of Chapter 6D.2 and 6D.3 prior to the scheduled delivery of the SSR Circular, but if ASIC declines the application or if it reasonably appears that ASIC is likely to decline the application, SSR may cease to pursue that relief and instead shall prepare and lodge the SSR Circular (together with any appropriate supplement) as a prospectus under the Corporations Act. In that event, the Parties will schedule delivery of the SSR Circular and the Alacer Circular, respectively, after expiry of the exposure period for that prospectus. Alacer will use commercially reasonable efforts to assist with the preparation of any supplement required in connection with that prospectus, if requested, and will (if reasonable to do so in the circumstances) consent in writing to the lodgement of the SSR Circular and the Alacer Circular (including any joint circular) with ASIC as a prospectus.

(4)

The Parties shall cooperate with one another in connection with obtaining the Regulatory Approvals including providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required, or in the opinion of a Party, acting reasonably, advisable, in connection with obtaining the Regulatory Approvals and use their commercially reasonable efforts to ensure that such information does not contain a misrepresentation; provided, however, that nothing in this provision shall require a Party to provide information that is not in its possession or not otherwise reasonably available to it.

(5)

The Parties shall (i) cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals and shall promptly notify each other of any communication from any Governmental Entity in respect of the Arrangement or this Agreement, (ii) respond, as soon as reasonably practicable, to any requests for information from a Governmental Entity in connection with obtaining a Regulatory Approval, and (iii) not make any submissions or filings to any Governmental Entity related to the transactions contemplated by this Agreement, or participate in any meetings or any material conversations with any Governmental Entity in respect of any filings, submissions, investigations or other inquiries or matters related to the transactions contemplated by this Agreement, unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Entity, gives the other Party a reasonable opportunity to review drafts of any submissions or filings (and will give due consideration to any comments received from such other Party) and to attend and participate in any communications. Despite the foregoing, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a Party must provide external legal counsel to the other Party non-redacted versions of drafts and final submissions, filings or other written communications with any Governmental Entity on the basis that the redacted information will not be shared with its clients.

(6)

If required by the Minister, SSR shall offer and agree to such undertakings as are commercially reasonable in relation to the transactions contemplated by this Agreement, having regard to the primarily non-Canadian nature of the Alacer business operations, in order to obtain the Investment Canada Act Approval as promptly as reasonably practicable and in any event prior to the Outside Date.

(7)

If any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with Law or as not satisfying any applicable legal text under a Law necessary to obtain the Regulatory Approvals, the Parties shall use their commercially reasonable efforts consistent with the terms of this Agreement to resolve such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.

Section 5.5    Financing Assistance

Each Party shall provide and shall use commercially reasonable efforts to have its Representatives (including counsel, financial advisors and auditors) provide to the other Party cooperation reasonably requested by such Party in connection with the matters set forth in Section 5.5 of the SSR Disclosure Letter, compliance with or modifications to or waivers of the provisions of any indebtedness of a Party in connection with the transactions contemplated by this Agreement, and/or, upon the agreement of the Parties, each acting reasonably, the retirement, redemption, satisfaction or discharge of any indebtedness of a Party (collectively, the “Financing”), including: (1) furnishing the other Party as promptly as reasonably practicable with financial and other information regarding such Party and its subsidiaries, provided that competitively sensitive information may be provided only to the external counsel of the other Party, (2) using its commercially reasonable efforts to facilitate the pledging of collateral in connection with the Financing (subject to the occurrence of the Effective Time), including facilitating the execution and delivery of any customary collateral documents and other customary certificates and documents as may be reasonably requested by a Party, (3) participating in meetings, drafting sessions and due diligence sessions, (4) assisting a Party and its financing sources with the preparation of bank information memoranda and other marketing and rating agency materials and (5) using its commercially reasonable efforts to obtain customary payoff letters, redemption notices, releases of liens and instruments of termination or discharge; provided, however, that (a) such requested cooperation or Financing is not, in the opinion of a Party or such Party’s counsel, acting reasonably, prejudicial to such Party, its shareholders or any of its subsidiaries, (b) such requested cooperation or Financing shall not materially impede, delay or prevent the satisfaction of any conditions set forth in Article or the consummation of the Arrangement, (c) such requested cooperation or Financing shall not require a Party to obtain the approval of its shareholders, (d) the Party requesting cooperation shall pay all of the cooperation costs and all direct or indirect costs and liabilities, fees, damages, penalties and Taxes that may be incurred as a consequence of such requested cooperation or Financing, including actual out-of-pocket costs and expenses for external counsel and auditors which may be incurred by the other Party, (e) such requested cooperation or Financing does not require the directors, officers, employees or agents of a Party or its subsidiaries to take any action in any capacity other than as a director, officer or employee, and (f) no such requested cooperation or Financing shall be considered to constitute a breach of the representations, warranties or covenants of a Party hereunder.

Section 5.6    Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, each Party shall give the other Party and its Representatives (1) upon reasonable notice, reasonable access during normal business hours to its and its subsidiaries’ (a) premises, (b) property and assets (including books and records), (c) Contracts and leases and (d) senior personnel and Representatives, so long as the access does not unduly interfere with the ordinary course conduct of the business of the Party in question; and (2) such financial and operating data or other information with respect to the assets or business of such Party and its subsidiaries as the other Party from time to time reasonably requests. Each Party shall continue to afford the other Party and its Representatives with access to its data room. The Parties acknowledge and agree that information furnished pursuant to this Section 5.6 shall be subject to the terms and conditions of the Confidentiality Agreement.

Section 5.7    Insurance and Indemnification

(1)

Prior to the Effective Date, Alacer shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Alacer and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and SSR will, or will cause Alacer and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that SSR will not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that in connection with this Section 5.7(1), neither SSR nor Alacer shall pay in excess of 250% of the current annual premium paid by Alacer for directors’ and officers’ liability insurance.

(2)

SSR agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Alacer and its subsidiaries and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect.

(3)

The provisions of this Section 5.7 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Alacer hereby confirms that it is acting as agent and trustee on their behalf.

ARTICLE 6

CONDITIONS

Section 6.1    Mutual Conditions Precedent

The respective obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Date, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement;

(b)	the Alacer Shareholder Approval shall have been obtained at the Alacer Meeting in accordance with the Interim Order;

(c)	the SSR Shareholder Approval shall have been obtained at the SSR Meeting in accordance with Law;

(d)	each of the Key Regulatory Approvals shall have been made, given or obtained, and each such Key Regulatory Approval shall be in full force and effect;

(e)	the Consideration Shares to be issued under the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof; and

(f)	the TSX and the Nasdaq shall have conditionally approved the listing thereon of the Consideration Shares, subject only to the customary listing conditions of the TSX and the Nasdaq, as applicable.

Section 6.2    Additional Conditions Precedent to the Obligations of SSR

The obligations of SSR to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent on or before the Effective Date (each of which is for the exclusive benefit of SSR and may be waived by SSR in whole or in part at any time):

(a)

all covenants of Alacer under this Agreement to be performed on or before the Effective Date which have not been waived by SSR shall have been duly performed by Alacer in all material respects, and SSR shall have received a certificate of Alacer addressed to SSR and dated the Effective Date, signed on behalf of Alacer by a senior executive officer of Alacer (on Alacer’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)

(i) the representations and warranties of Alacer set forth in Section 3.1(1)(f) [Alacer Capitalization], Section 3.1(1)(c) [Organization and Qualification] and Section 3.1(1)(d) [Authority Relative to this Agreement] shall be true and correct in all respects as of the date of this Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except for such failures to be so true and correct that are de minimis; (ii) the representations and warranties of Alacer set forth in Section 3.1(1)(h) [Ownership of Subsidiaries] shall be true and correct in all material respects (disregarding for such purposes any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); and (iii) all other representations and warranties made by Alacer in this Agreement shall be true and correct in all respects (disregarding for such purpose any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except in the case of this clause (iii) where any failure or failures of any such other representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect in respect of Alacer; and SSR shall have received a certificate of Alacer addressed to SSR and dated the Effective Date, signed on behalf of Alacer by a senior executive officer of Alacer (on Alacer’s behalf and without personal liability), confirming the same as of the Effective Date;

(c)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Alacer; and

(d)	Alacer Shareholders shall not have validly exercised Dissent Rights in connection with the Arrangement with respect to more than 10% of the issued and outstanding Alacer Shares.

Section 6.3    Additional Conditions Precedent to the Obligations of Alacer

The obligations of Alacer to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent on or before the Effective Date (each of which is for the exclusive benefit of Alacer and may be waived by Alacer in whole or in part at any time):

(a)

all covenants of SSR under this Agreement to be performed on or before the Effective Date which have not been waived by Alacer shall have been duly performed by SSR in all material respects, and Alacer shall have received a certificate of SSR, addressed to Alacer and dated the Effective Date, signed on behalf of SSR by a senior executive officer of SSR (on SSR’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)

(i) the representations and warranties of SSR set forth in Section 4.1(1)(f) [SSR Capitalization], Section 4.1(1)(c) [Organization and Qualification] and Section 4.1(1)(d) [Authority Relative to this Agreement] shall be true and correct in all respects as of the date of this Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except for such failures to be so true and correct that are de minimis; (ii) the representations and warranties of SSR set forth in Section 4.1(1)(h) [Ownership of Subsidiaries] of shall be true and correct in all material respects (disregarding for such purposes any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); and (iii) all other representations and warranties made by SSR in this Agreement shall be true and correct in all respects (disregarding for such purpose any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except in the case of this clause (iii) where any failure or failures of any such other representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect in respect of SSR; and Alacer shall have received a certificate of SSR addressed to Alacer and dated the Effective Date, signed on behalf of SSR by a senior executive officer of SSR (on SSR’s behalf and without personal liability), confirming the same as of the Effective Date;

(c)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of SSR;

(d)	SSR shall have complied with its obligations under Section 2.10 and the Depositary shall have confirmed receipt of the Consideration Shares contemplated thereby; and

(e)

Alacer shall have received evidence satisfactory to it, acting reasonably, that the actions required to be taken by SSR pursuant to Section 2.17 with effect as of and from the Effective Time shall have been taken by SSR.

Section 6.4    Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released upon the issuance of the Certificate of Arrangement.

Section 6.5    Notice and Cure Provisions

(1)

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would reasonably be expected to:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

in each case to the extent that the conditions in Section 6.2(a) and Section 6.2(b), in the case of Alacer’s representations, warranties and covenants, and Section 6.3(a) and Section 6.3(b), in the case of SSR’s representations, warranties and covenants, would not be capable of being satisfied at any time from the date hereof until the Effective Date.

(2)

SSR may not exercise its rights to terminate this Agreement pursuant to Section 8.2(1)(c)(iii) and Alacer may not exercise its right to terminate this Agreement pursuant to Section 8.2(1)(d)(iii) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable condition or for the applicable termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the earlier of (a) the Outside Date and (b) the date that is ten business days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order or the Alacer Meeting or the SSR Meeting, such application and/or meetings shall be postponed, if and to the extent necessary, until the expiry of such period.

ARTICLE 7

ADDITIONAL AGREEMENTS REGARDING NON-SOLICITATION

Section 7.1    Non-Solicitation

(1)	Except as expressly provided in this Article 7, neither Party shall, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:

(a)

solicit, initiate or knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of a Party or any subsidiary) any Acquisition Proposal in respect of such Party or any inquiries, proposals or offers relating to any Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal in respect of such Party;

(b)

enter into, engage in, continue or otherwise participate in any discussions or negotiations with any person (other than the other Party hereto) regarding any Acquisition Proposal in respect of such Party or any inquiries, proposals or offers relating to any Acquisition Proposal or that could reasonably be expected to constitute or lead to an Acquisition Proposal in respect of such Party;

(c)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for a period of no more than five business days will not be considered to be in violation of this Section 7.1 provided the board of directors of the Party subject to the Acquisition Proposal has rejected such Acquisition Proposal and affirmed the Alacer Board Recommendation or the SSR Board Recommendation, as the case may be, before the end of such five business day period (or, in the event that the Alacer Meeting or the SSR Meeting, as the case may be, is scheduled to occur within such five business day period, prior to the third business day prior to the date of the Alacer Meeting or SSR Meeting, as the case may be)); or

(d)

accept, execute or enter into, or publicly propose to accept, execute or enter into, any letter of intent, agreement in principle, agreement, arrangement or understanding in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement contemplated under Section 7.3(1)).

(2)

Each Party shall, and shall cause its Representatives to, immediately cease and terminate, and cause to be terminated, any existing solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any person (other than the other Party hereto) with respect to any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, each Party will:

(a)

immediately discontinue access to and disclosure of any of its confidential information, including any data room and any confidential information, properties, facilities, books and records of such Party or of any of its subsidiaries; and

(b)

within two business days of the date of this Agreement request (i) the return or destruction of all copies of any confidential information regarding such Party or any of its subsidiaries provided to any person who has entered into a confidentiality agreement or similar agreement with such Party relating to an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding such Party or any of its subsidiaries, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)

Each Party represents that it has not, in the year prior to the date of this Agreement, waived any confidentiality, standstill or similar agreement or restriction to which such Party or any of its subsidiaries is a party relating to an Acquisition Proposal, and each Party further covenants and agrees that (i) it shall take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which such Party or any of its subsidiaries is a party and (ii) neither it, nor any of its Representatives will, without the prior written consent of the other Party (which may be withheld or delayed in the other Party’s sole and absolute discretion), release any person from, or waive, amend, suspend or otherwise modify such person’s obligations respecting such Party, or any of its subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which such Party or any of its subsidiaries is a party; provided, however, that the Parties acknowledge and agree that the automatic termination or release of any such agreement, restriction or covenant in accordance with their terms as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 7.1(3).

(4)

Each Party shall advise its Representatives of the prohibitions set out in this Article 7 and any violation of the restrictions set forth in this Article 7 by a Party’s Representatives is deemed to be a breach of this Article 7 by such Party.

Section 7.2    Notification of Acquisition Proposals

If a Party or any of its Representatives receives an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal after the date of this Agreement, or any request for copies of, access to, or disclosure of, confidential information relating to such Party or any subsidiary in connection with such an Acquisition Proposal, inquiry, proposal or offer, such Party shall as soon as practicable and in any event within 24 hours of the receipt thereof notify the other Party (at first orally and then in writing) of such Acquisition Proposal, inquiry, proposal, offer or request. Such notice shall include a description of the material terms and conditions of such Acquisition Proposal, inquiry, proposal, offer or request and the identity of all persons making the Acquisition Proposal, inquiry, proposal, offer or request and such Party shall provide the other Party with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such person. The Party receiving the Acquisition Proposal, inquiry, proposal, offer or request shall keep the other Party informed on a current basis of the status of material or substantive developments and (to the extent such Party is permitted by Section 7.3 to enter into discussions or negotiations), the status of discussions and negotiations with respect to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide the other Party with copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to such Party by or on behalf of any person making any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 7.3    Responding to Acquisition Proposal

(1)

Notwithstanding any provision of this Agreement, if at any time following the date of this Agreement and prior to, in the case of SSR, the approval of the SSR Resolutions by the SSR Shareholders, and, in the case of Alacer, the approval of the Arrangement Resolution by the Alacer Shareholders, a Party receives a bona fide written Acquisition Proposal, such Party and its Representatives may engage in or participate in discussions or negotiations regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of such Party or its subsidiaries to the person or persons making such Acquisition Proposal, if and only if:

(a)

the board of directors of such Party first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal (disregarding any due diligence or access condition) constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(b)

the person or persons making such Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with such Party or its subsidiaries;

(c)	such Party has been, and continues to be, in compliance with its obligations under this Article 7 in all material respects;

(d)

prior to providing any such copies, access, or disclosure, such Party enters into a confidentiality and standstill agreement with the person or persons making such Acquisition Proposal substantially in the same form as the Confidentiality Agreement and any such copies, access or disclosure provided to the person or persons making such Acquisition Proposal shall have already been (or will simultaneously be) provided to the other Party; and

(e)	such Party promptly provides the other Party with:

(i)	written notice stating such Party’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; and

(ii)	prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 7.3(1)(d).

(2)

Nothing contained in this Agreement (but, for certainty, subject to Section 8.2 and Section 8.3) shall prevent a Party or its board of directors from complying with a court order or Section 2.17 of National Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal; provided that the Party so complying shall provide the other Party with a reasonable opportunity to review the form and content of such circular or other response before it is sent by the Party so complying.

Section 7.4    Right to Match

(1)

If a Party receives an Acquisition Proposal that constitutes a Superior Proposal (the “Receiving Party”) prior to, in the case of Alacer being the Receiving Party, the approval of the Arrangement Resolution by the Alacer Shareholders, and in the case of SSR being the Receiving Party, the approval of the SSR Resolutions by the SSR Shareholders, the Receiving Party may, subject to compliance with Section 8.2 and Section 8.3, enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)

the person or persons making such Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purposes or similar restriction with the Receiving Party or its subsidiaries;

(b)	the Receiving Party has been, and continues to be, in compliance with its obligations under this Article 7 in all material respects;

(c)

the Receiving Party has delivered to the other Party a written notice of the determination of the Receiving Party’s board of directors that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Receiving Party’s board of directors to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the Receiving Party’s board of directors regarding the value and financial terms that the board of directors, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal (the “Superior Proposal Notice”);

(d)

the Receiving Party has provided the other Party a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to a Receiving Party in connection therewith;

(e)

at least five business days (the “Matching Period”) have elapsed from the date that is the later of the date on which the other Party received the Superior Proposal Notice and the date on which such other Party received all of the materials set forth in Section 7.4(1)(d);

(f)

during any Matching Period, such other Party has had the opportunity (but not the obligation), in accordance with Section 7.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)

after the Matching Period, the Receiving Party’s board of directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the other Party under Section 7.4(2)) and that the failure by the board of directors to take such action would be inconsistent with its fiduciary duties; and

(h)

prior to or concurrently with entering into such definitive agreement the Receiving Party terminates this Agreement pursuant to Section 8.2(1)(c)(ii) or Section 8.2(1)(d)(ii), as applicable, and pays the SSR Termination Amount or the Alacer Termination Amount, as applicable, pursuant to Section 8.3.

(2)

During the Matching Period, or such longer period as the Receiving Party may approve in writing for such purpose: (a) the Receiving Party’s board of directors shall review any offer made by the other Party under Section 7.4(1)(f) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Receiving Party shall negotiate, and cause its Representatives to negotiate, in good faith with the other Party to make such amendments to the terms of this Agreement and the Arrangement as would enable the other Party to proceed with the transactions contemplated by this Agreement on such amended terms. If the Receiving Party’s board of directors determines that such Acquisition Proposal would cease to be a Superior Proposal, the Receiving Party shall promptly so advise the other Party and the Parties shall amend this Agreement to reflect such offer made by the other Party, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Receiving Party or its shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 7.4, and the other Party shall be afforded a new five business day Matching Period from the later of the date on which such other Party received the Superior Proposal Notice and the date on which such other Party received all of the materials set forth in Section 7.4(1)(d) with respect to the new Superior Proposal from the Receiving Party.

(4)

The Receiving Party’s board of directors shall promptly reaffirm the Alacer Board Recommendation or the SSR Board Recommendation, as the case may be, by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Receiving Party’s board of directors determines that a proposed amendment to the terms of this Agreement as contemplated Section 7.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Receiving Party shall provide the other Party and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the other Party and its counsel.

(5)

If the Receiving Party provides a Superior Proposal Notice to the other Party on a date that is less than 10 business days before the Alacer Meeting or the SSR Meeting, as the case may be, the other Party will be entitled to require the Receiving Party to proceed with or adjourn or postpone such Alacer Meeting or SSR Meeting, as the case may be, in accordance with the terms of this Agreement to a date specified by the other Party that is not more than 10 business days after the scheduled date of the Alacer Meeting or the SSR Meeting, as the case may be, provided that in no event shall such adjourned or postponed meeting be held on a date that is less than five business days prior to the Outside Date.

ARTICLE 8

TERM, TERMINATION, AMENDMENT AND WAIVER

Section 8.1    Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 8.2    Termination

(1)	This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written agreement of the Parties; or

(b)	by either Party, if:

(i)

the Effective Date shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2(1)(b) shall not be available to any Party whose failure to fulfill any of its obligations or its breach of any of its representations and warranties under this Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii)

after the date hereof, there shall be enacted or made any Law or there shall exist any injunction or court order that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Alacer or SSR from consummating the Arrangement and such Law, injunction or court order shall have become final and non-appealable, provided that the Party seeking to terminate this Agreement under this Section 8.2(1)(b)(ii) shall have used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have prevented the entry of or remove or lift such prohibition or injunction;

(iii)	the Arrangement Resolution shall not have been passed by the Alacer Shareholders at the Alacer Meeting in accordance with the Interim Order; or

(iv)	the SSR Resolutions shall not have been passed by the SSR Shareholders at the SSR Meeting in accordance with Law; or

(c)	by SSR, if:

(i)

the Alacer Board (or any committee thereof) (A) fails to unanimously recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to SSR, the Alacer Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral, in each case, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five business days (or beyond the third business day prior to the Alacer Meeting, if sooner), or (C) accepts, approves, executes or enters into, or causes Alacer or any of its subsidiaries to accept, approve, execute or enter into, or publicly proposes to accept, approve, execute or enter into, or to cause Alacer or any of its subsidiaries to accept, approve, execute or enter into, any agreement, letter of intent, agreement in principle, agreement, arrangement or understanding in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement contemplated under Section 7.3(1)(d)) or (D) fails to publicly reaffirm the Alacer Board Recommendation (without qualification) within five business days after having been requested in writing by SSR (acting reasonably) to do so (each, being an “Alacer Change in Recommendation”);

(ii)

prior to the approval by the SSR Shareholders of the SSR Resolutions, the SSR Board authorizes SSR to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 7.3(1)(d)) with respect to a Superior Proposal in accordance with Section 7.4, provided SSR is then in compliance with Article 7 in all material respects and that prior to or concurrent with such termination SSR pays the SSR Termination Amount in accordance with Section 8.3;

(iii)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Alacer under this Agreement occurs that would cause any condition in Section 6.2(a) [Alacer Covenants Condition] or Section 6.2(b) [Alacer Reps and Warranties Condition] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 6.5(2), provided that any wilful breach shall be deemed incapable of being cured; provided that SSR is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) [SSR Covenants Condition] or Section 6.3(b) [SSR Reps and Warranties Condition] not to be satisfied;

(iv)	Alacer wilfully breaches Article 7;

(v)	after the date of this Agreement, there shall occur or be disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Alacer; or

(vi)	the condition set forth in Section 6.2(d) [Dissent Rights] is not capable of being satisfied by the Outside Date; or

(d)	by Alacer, if:

(i)

the SSR Board (or any committee thereof) (A) fails to unanimously recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to Alacer, the SSR Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral, in each case, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five business days (or beyond the third business day prior to the Alacer Meeting, if sooner), (C) accepts, approves, executes or enters into, or causes SSR or any of its subsidiaries to accept, approve, execute or enter into, or publicly proposes to accept, approve, execute or enter into, or to cause SSR or any of its subsidiaries to accept, approve, execute or enter into, any agreement, letter of intent, agreement in principle, agreement, arrangement or understanding in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement contemplated under Section 7.3(1)(d)) or (D) fails to publicly reaffirm the SSR Board Recommendation (without qualification) within five business days after having been requested in writing by Alacer (acting reasonably) to do so (each, being an “SSR Change in Recommendation”);

(ii)

prior to the approval by the Alacer Shareholders of the Arrangement Resolution, the Alacer Board authorizes Alacer to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 7.3(1)(d)) with respect to a Superior Proposal in accordance with Section 7.4, provided Alacer is then in compliance with Article 7 in all material respects and that prior to or concurrent with such termination Alacer pays the Alacer Termination Amount in accordance with Section 8.3;

(iii)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of SSR under this Agreement occurs that would cause any condition in Section 6.3(a) [SSR Covenants Condition] or Section 6.3(b) [SSR Reps and Warranties Condition] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 6.5(2), provided that any wilful breach shall be deemed incapable of being cured; provided that Alacer is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) [Alacer Covenants Condition] or Section 6.2(b) [Alacer Reps and Warranties Condition] not to be satisfied;

(iv)	SSR wilfully breaches Article 7;

(v)	after the date of this Agreement, there shall occur or be disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of SSR; or

(vi)	the condition set forth in Section 6.2(d) [Dissent Rights] is not capable of being satisfied by the Outside Date.

(2)

The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2(1)(a)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(3)

If this Agreement is terminated pursuant to Section 8.1 (as a result of the Effective Time occurring) or Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto except that: (a) in the event of termination under Section 8.1 (as a result of the Effective Time occurring), this paragraph, Section 2.17, Section 2.18 and Section 5.7 shall survive for a period of six years following such termination; and (b) in the event of termination under Section 8.2, this paragraph, Section 5.7, Section 8.3, Section 8.4 and Article 9 and the provisions of the Confidentiality Agreement shall survive, and provided further that, notwithstanding anything to the contrary contained in this Agreement, no Party shall be relieved of any liability for any wilful breach by it of this Agreement.

Section 8.3    Termination Amounts

(1)

SSR shall be entitled to the Alacer Termination Amount upon the occurrence of any of the following events (each a “Alacer Termination Amount Event”) which shall be paid by Alacer to SSR, in consideration for the disposition of SSR’s rights under this Agreement, within the time specified below in respect of each such Alacer Termination Amount Event:

(a)

this Agreement is terminated by SSR pursuant to Section 8.2(1)(c)(i) [Alacer Change in Recommendation] (but not including a termination by SSR pursuant to Section 8.2(1)(c)(i) in circumstances where the Alacer Change in Recommendation which led to such termination resulted solely because the Alacer Board, acting in good faith, determined that a Material Adverse Effect in respect of SSR occurred and that, as a consequence, it would be inconsistent with the Alacer Board’s fiduciary obligations to continue to recommend that the Alacer Shareholders vote in favour of the Arrangement Resolution) or Section 8.2(1)(c)(iv) [Alacer Wilful Breach], in which case the Alacer Termination Amount shall be paid on the second business day following such termination; or

(b)

this Agreement is terminated by Alacer pursuant to Section 8.2(1)(d)(ii) [Alacer Superior Proposal], in which case the Alacer Termination Amount shall be paid prior to or concurrent with such termination; or

(c)

this Agreement is terminated by SSR pursuant to Section 8.2(1)(c)(iii) [Alacer Breach of Reps or Covenants] or by either Party pursuant to Section 8.2(1)(b)(i) [Outside Date] or Section 8.2(1)(b)(iii) [No Alacer Shareholder Approval], but only if,

(i)

prior to such termination, an Acquisition Proposal in respect of Alacer is publicly announced or otherwise publicly disclosed by any person or persons (other than SSR and its subsidiaries) or any person or persons (other than SSR or any of its subsidiaries) shall have publicly announced an intention to make an Acquisition Proposal in respect of Alacer; and

(ii)

within 12 months following the date of such termination, (1) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) with respect to Alacer is consummated or (2) Alacer or one or more of its subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated (whether or not within 12 months after such termination), in which case the Alacer Termination Amount shall be payable on or prior to consummation of the applicable transaction referred to therein. For purposes of this Section 8.3(1)(c), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 1.1, except that the references to “20%” therein shall be deemed to be references to “50%”.

(2)

Alacer shall be entitled to the SSR Termination Amount upon the occurrence of any of the following events (each an “SSR Termination Amount Event”) which shall be paid by SSR to Alacer, in consideration for the disposition of Alacer’s rights under this Agreement, within the time specified below in respect of each such SSR Termination Amount Event:

(a)

this Agreement is terminated by Alacer pursuant to Section 8.2(1)(d)(i) [SSR Change in Recommendation] (but not including a termination by Alacer pursuant to Section 8.2(1)(d)(i) in circumstances where the SSR Change in Recommendation which led to such termination resulted solely because the SSR Board, acting in good faith, determined that a Material Adverse Effect in respect of Alacer occurred and that, as a consequence, it would be inconsistent with the SSR Board’s fiduciary obligations to continue to recommend that the SSR Shareholders vote in favour of the SSR Resolutions) or Section 8.2(1)(d)(iv) [SSR Wilful Breach], in which case the SSR Termination Amount shall be paid on the second business day following such termination; or

(b)	this Agreement is terminated by SSR pursuant to Section 8.2(1)(c)(ii) [SSR Superior Proposal], in which case the SSR Termination Amount shall be paid prior to or concurrent with such termination; or

(c)

this Agreement is terminated by Alacer pursuant to Section 8.2(1)(c)(iii) [SSR Breach of Reps or Covenants] or by either Party pursuant to Section 8.2(1)(b)(i) [Outside Date] or Section 8.2(1)(b)(iv) [No SSR Shareholder Approval], but only if,

(i)

prior to such termination, an Acquisition Proposal in respect of SSR is publicly announced or otherwise publicly disclosed by any person or persons (other than Alacer and its subsidiaries) or any person or persons (other than Alacer or any of its subsidiaries) shall have publicly announced an intention to make an Acquisition Proposal in respect of SSR; and

(ii)

within 12 months following the date of such termination, (1) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) with respect to SSR is consummated or (2) SSR or one or more of its subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated (whether or not within    12 months after such termination),

in which case the SSR Termination Amount shall be payable on or prior to consummation of the applicable transaction referred to therein. For purposes of this Section 8.3(2)(c), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 1.1, except that the references to “20%” therein shall be deemed to be references to “50%”.

(3)

The Alacer Termination Amount or the SSR Termination Amount, as applicable, shall be payable by the Party required to pay such fee by wire transfer in immediately available funds to an account specified by the Party to whom such fee is payable.

(4)

Each of the Parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. The Parties further acknowledge and agree that the Alacer Termination Amount or the SSR Termination Amount, as applicable, (i) is a payment of liquidated monetary damages which are a genuine pre-estimate of the damages which the Party entitled to receive such fee will suffer or incur as a result of the cancellation, termination and disposition of all rights and obligations with respect to the direct or indirect acquisition of Alacer by SSR in the circumstances in which the Alacer Termination Amount or the SSR Termination Amount, as applicable, is payable, (ii) represents consideration for the disposition by the payee of its rights under this Agreement, (iii) that such payment is not for lost profits or a penalty, and (iv) that no Party shall take any position inconsistent with the foregoing. Each of the Parties irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. Subject to Section 8.2(3), each of the Parties hereby acknowledges and agrees that, upon any termination of this Agreement as permitted under Section 8.2 under circumstances where a Party is entitled to the Alacer Termination Amount or the SSR Termination Amount, as applicable, and such Alacer Termination Amount or SSR Termination Amount, as applicable, is paid in full to such Party, the Party to whom such fee has been paid shall be precluded from any other remedy against the other Party at law or in equity or otherwise and in any such case it shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Party who has paid such fee or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

(5)

Subject to the last sentence of Section 8.3(4), nothing in this Section 8.3 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreement, and any requirement for securing or posting of any bond in connection with the obtaining of any such injunction or specific performance is hereby being waived.

Section 8.4    Fees and Expenses

(1)

Except as otherwise provided herein, each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement. The Parties shall share equally any filing fees and applicable Taxes payable for or in respect of any application, notification or other filing made in respect of any regulatory process in respect of the transactions contemplated by the Arrangement. SSR shall not transfer any money or other property to Alacer with the intention that Alacer shall pay its expenses that Alacer incurs in connection with this Agreement or the Arrangement. For greater certainty, Alacer Shareholders shall pay their own expenses, if any, incurred in connection with the transactions contemplated by this Agreement.

(2)

If this Agreement is terminated by either SSR or Alacer pursuant to Section 8.2(1)(b)(iii) [No Alacer Shareholder Approval] or by SSR pursuant to Section 8.2(1)(c)(iii) [Alacer Breach of Reps or Covenants], then Alacer shall pay (or cause to be paid) to SSR (or as SSR may direct) an expense reimbursement payment of $5,000,000.00 (less any applicable withholding Tax) (the “Alacer Expense Reimbursement”) by wire transfer in immediately available funds to an account designated by SSR no later than two business days after the date of such termination; provided that (a) in no event shall Alacer be required to pay under Section 8.3, on the one hand, and this Section 8.4(2), on the other hand, in aggregate, an amount in excess of the Alacer Termination Amount, and (b) in the event of a termination by either SSR or Alacer pursuant to Section 8.2(1)(b)(iii) [No Alacer Shareholder Approval], if prior to the SSR Meeting a Material Adverse Effect in respect of SSR occurred and Alacer notified SSR in writing prior to the SSR Meeting that it is of the view that a Material Adverse Effect has occurred in respect of SSR, specifying in detail the basis for its conclusion, the Alacer Expense Reimbursement shall not be payable.

(3)

If this Agreement is terminated by either SSR or Alacer pursuant to Section 8.2(1)(b)(iv) [No SSR Shareholder Approval] or by Alacer pursuant to Section 8.2(1)(d)(iii) [SSR Breach of Reps or Covenants], then SSR shall pay (or cause to be paid) to Alacer (or as Alacer may direct) an expense reimbursement payment of $5,000,000.00 (less any applicable withholding Tax) (the “SSR Expense Reimbursement”) by wire transfer in immediately available funds to an account designated by Alacer no later than two business days after the date of such termination; provided that (a) in no event shall SSR be required to pay under Section 8.3, on the one hand, and this Section 8.4(3), on the other hand, in aggregate, an amount in excess of the SSR Termination Amount and (b) in the event of a termination by either SSR or Alacer pursuant to Section 8.2(1)(b)(iv) [No SSR Shareholder Approval], if prior to the Alacer Meeting a Material Adverse Effect in respect of Alacer occurred and SSR notified Alacer in writing prior to the Alacer Meeting that it is of the view that a Material Adverse Effect has occurred in respect of Alacer, specifying in detail the basis for its conclusion, the SSR Expense Reimbursement shall not be payable.

(4)

SSR confirms that other than the fees disclosed in Section 4.1(1)(jj) of the SSR Disclosure Letter, no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission from SSR or any of its subsidiaries in connection with the transactions contemplated by this Agreement. Alacer confirms that other than the fees disclosed in Section 3.1(1)(ii) of the Alacer Disclosure Letter, no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission from Alacer or any of its subsidiaries in connection with the transactions contemplated by this Agreement.

Section 8.5    Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of Alacer Meeting and the SSR Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and Law, without limitation:

(1)	change the time for performance of any of the obligations or acts of the Parties;

(2)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(3)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(4)	waive compliance with or modify any mutual conditions precedent herein contained.

Section 8.6    Waiver

Any Party may: (1) extend the time for the performance of any of the obligations or acts of the other Party; (2) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein; or (3) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9

GENERAL PROVISIONS

Section 9.1    Privacy

(1)

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). Neither Party shall disclose Transaction Personal Information to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If the Arrangement is consummated, neither Party shall, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a)	for purposes other than those for which such Transaction Personal Information was collected prior to the Effective Date; and

(b)	which does not relate directly to the carrying on the business of such Party or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

(2)

Each Party shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Each Party shall cause its advisors to observe the terms of this Section 9.1 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to other Party all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

Section 9.2    Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(1)	if to SSR:

Suite 800

1055 Dunsmuir Street

Vancouver, BC V7X 1G4

Attention:            President and Chief Executive Officer

Email:                 [contact information has been redacted]

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP

Suite 2400

745 Thurlow Street

Vancouver BC V6E 0C5

Attention:            Roger Taplin/Pavan Jawanda

Email:                   rtaplin@mccarthy.ca/pjawanda@mccarthy.ca

(2)	if to Alacer:

Suite 800

7001 East Belleview Avenue

Denver, CO 80237

Attention:            President and Chief Executive Officer

Email:                  [contact information has been redacted]

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9

Attention:            D’Arcy Nordick/Mike Devereux

Email:                   dnordick@stikeman.com / mdevereux@stikeman.com

Section 9.3    Third Party Beneficiaries

(1)

Except as provided in Section 5.7, which, without limiting its terms, is intended as stipulations for the benefit of the third persons mentioned in such provisions (such third persons referred to in this Section 9.3 as the “Indemnified Persons”), each of the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the Parties and that no person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)

Despite the foregoing, each of the Parties acknowledges to each of the Indemnified Persons their direct rights against each of them under Section 5.7, as applicable, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, each Party confirms that it is acting as trustee and/or agent on their behalf, and agrees to enforce such provisions on their behalf.

Section 9.4    Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality, each of the Parties to this Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out therein.

Section 9.5    Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia situated in the City of Vancouver in respect of all matters arising under and in relation to this Agreement and waives objection to venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 9.6    Injunctive Relief

Subject to Section 8.3, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief is hereby being waived, this being in addition to any other remedy to which the Parties may be entitled at law or equity.

Section 9.7    Time of Essence

Time shall be of the essence in this Agreement.

Section 9.8    Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto, Alacer Disclosure Letter and the SSR Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

Section 9.9    Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 9.10    No Liability

No director or officer of a Party or of any of its affiliates shall have any personal liability whatsoever to the other Party under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of a Party.

Section 9.11    Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

Section 9.12    Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above.

SSR MINING INC.

By:	“Paul Benson”
Name: Paul Benson
Title: President and Chief Executive Officer

ALACER GOLD CORP.

By:	“Rodney P. Antal”
Name: Rodney P. Antal
Title: President and Chief Executive Officer

SCHEDULE “A”

FORM OF PLAN OF ARRANGEMENT

[Follows on Next Page]

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PLAN OF ARRANGEMENT UNDER SECTION 195 OF THE

BUSINESS CORPORATIONS ACT (YUKON)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1    Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

“Alacer” means Alacer Gold Corp.;

“Alacer CDI” means an Alacer CHESS Depository Interest (as defined in the Settlement Operating Rules of ASX), being a unit of beneficial ownership in an Alacer Share that is registered in the name of CDN;

“Alacer CDI Holders” means the holders of outstanding Alacer CDIs;

“Alacer DSU Plans” means the deferred share unit plans of Alacer dated June 6, 2017 and April 17, 2014, respectively;

“Alacer DSUs” means the outstanding deferred share units issued under the Alacer DSU Plans;

“Alacer Meeting” means the special meeting of the Alacer Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement Resolution;

“Alacer PSU Plan” means the performance share unit plan of Alacer dated June 6, 2017;

“Alacer PSUs” means the outstanding performance share units issued under the Alacer PSU Plan;

“Alacer RSU Plan” means the restricted share unit plan of Alacer dated April 28, 2017;

“Alacer RSUs” means the outstanding restricted share units issued under the Alacer RSU Plan;

“Alacer Shareholders” means the holders of outstanding Alacer Shares, including, for the avoidance of doubt, Alacer CDI Holders;

“Alacer Shares” means the common shares in the capital of Alacer as currently constituted and that are currently listed and posted for trading on the TSX under the symbol “ASR”, and, where applicable, any corresponding Alacer CDIs posted for trading on the ASX under the symbol “AQG”;

“Arrangement” means the arrangement under section 195 of the YBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto in accordance with the terms of the Arrangement Agreement or this Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably;

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“Arrangement Agreement” means the arrangement agreement dated May 10, 2020, between SSR and Alacer, together with the schedules attached thereto and the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Alacer Shareholders approving the Arrangement to be considered at the Alacer Meeting, substantially in the form and content of Schedule “B” to the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of Alacer in respect of the Arrangement required by the YBCA to be sent to the Registrar after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or Denver, Colorado;

“CDN” means CHESS Depositary Nominees Pty Limited, the entity that provides (or will provide in the case of SSR CDIs) depositary services in respect of the Alacer CDIs and SSR CDIs;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Registrar pursuant to subsection 195(11) of the YBCA in respect of the Articles of Arrangement;

“Consideration” means, for each Alacer Share, the number of Consideration Shares equal to the Exchange Ratio;

“Consideration CDIs” means the SSR Shares in the form of SSR CDIs to be issued to the Alacer CDI Holders pursuant to the Arrangement, provided that SSR shall have obtained the conditional approval for the listing thereof on the ASX prior to the Effective Date;

“Consideration Shares” means the SSR Shares to be issued to the Alacer Shareholders and, provided that SSR shall have obtained the conditional approval for the listing thereof on the ASX prior to the Effective Date, to CDN (on account of Consideration CDIs) pursuant to the Arrangement;

“Court” means the Supreme Court of Yukon;

“Depositary” means AST Trust Company (Canada) or such other trust company, bank or financial institution agreed to in writing between SSR and Alacer for the purpose of, among other things, exchanging certificates representing Alacer Shares for certificates representing Consideration Shares in connection with the Arrangement;

“Dissent Rights” shall have the meaning ascribed thereto in Section 4.1;

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“Dissenting Shareholder” means a registered holder of Alacer Shares who has duly and validly exercised its Dissent Rights pursuant to Section 4.1 of this Plan of Arrangement and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the Parties agree to in writing prior to the Effective Date;

“Exchange Ratio” means 0.3246 of an SSR Share for each Alacer Share, subject to adjustment pursuant to Section 2.16 of the Arrangement Agreement;

“Final Order” means the final order of the Court pursuant to section 195(9)(a) of the YBCA, approving the Arrangement, in form and substance acceptable to Alacer and SSR, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties, each acting reasonably, at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Alacer and SSR, each acting reasonably) on appeal;

“final proscription date” shall have the meaning ascribed thereto Section 5.5;

“Governmental Entity” means: (a) any multinational, transnational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority of any of the foregoing; (c) any quasi governmental or private body, including any tribunal, commission, regulatory agency or self regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange;

“Interim Order” means the interim order of the Court in form and substance acceptable to Alacer and SSR, each acting reasonably, providing for, among other things, the calling and holding of the Alacer Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court with the consent of Alacer and SSR, each acting reasonably;

“Law” or “Laws” means, with respect to any person, any and all applicable laws (statutory, common or otherwise), statute, constitution, treaty, convention, ordinance, code, rule, regulation, by-laws, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applicable by a Governmental Entity that is binding upon or applicable to such person or its business, undertaking, property, assets or securities, the terms and conditions of any permit and to the extent they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“Letter of Transmittal” means the letter of transmittal sent to Alacer Shareholders for use in connection with the Arrangement;

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“Liens” means any hypothecs, mortgages, pledges, assignments, liens, statutory trusts, charges, security interests, encumbrances, title retention agreements and adverse rights or claims, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Party” means any of Alacer or SSR, as the case may be, and “Parties” means both of them, collectively;

“person” includes an individual, partnership, association, company, corporation, body corporate, limited liability company, unincorporated association, unincorporated organization, unincorporated syndicate, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations thereto made in accordance with Section 8.5 of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or at the direction of the Court with the consent of the Parties, each acting reasonably;

“Registrar” means the registrar appointed under Section 263(1) of the YBCA; “SSR” means SSR Mining Inc.;

“SSR CDI” means an SSR CHESS Depository Interest (as defined in the Settlement Operating Rules of ASX), being a unit of beneficial ownership in an SSR Share that is registered in the name of CDN;

“SSR Shares” means the common shares of SSR as currently constituted and that are currently listed and posted for trading on the TSX and the Nasdaq Capital Market under the symbol “SSRM”;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“TSX” means the Toronto Stock Exchange;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended; and “YBCA” means the Business Corporations Act (Yukon).

Section 1.2    Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto. Unless the contrary intention appears, references in this Plan of Arrangement to an Article or Section, by number or letter or both refer to the Article or Section, respectively, bearing that designation in this Plan of Arrangement.

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Section 1.3    Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.4    Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5    Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made or promulgated thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.6    Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of the United States.

Section 1.7    Time

Time is of the essence in this Plan of Arrangement.

Section 1.8    Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of a Certificate of Arrangement, will become effective, and be binding on SSR, Alacer, the Alacer Shareholders (including Dissenting Shareholders) and all holders of Alacer RSUs, Alacer PSUs and Alacer DSUs.

ARTICLE 2

ARRANGEMENT AGREEMENT

Section 2.1    Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

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ARTICLE 3

ARRANGEMENT

Section 3.1    Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality, in each case, unless stated otherwise:

(1)

each Alacer Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Alacer for the consideration contemplated in Article 4, and: (i) the name of such Dissenting Shareholder shall be removed from the central securities register as a holder of Alacer Shares and such Alacer Shares shall be cancelled and cease to be outstanding; and (ii) such Dissenting Shareholder will cease to have any rights as an Alacer Shareholder other than the right to be paid the fair value for their Alacer Shares as set out in Article 4;

(2)

each Alacer Share (other than an Alacer Share held by a Dissenting Shareholder) shall be deemed to be transferred to SSR and, in consideration therefor, SSR shall issue the Consideration for each Alacer Share, subject to Section 3.3 and Article 5;

(3)

each Alacer RSU held by a holder who has consented thereto in an agreement with Alacer shall, without any further action on the part of any such holder of Alacer RSUs, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Alacer RSU Plan, the terms of the Alacer RSUs shall be amended so as to substitute for the Alacer Shares subject to such Alacer RSUs such number of SSR Shares equal to (A) the number of Alacer Shares subject to the Alacer RSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

(4)

concurrently with the events described in Section 3.1(3), each Alacer PSU held by a holder who has consented thereto in an agreement with Alacer shall, without any further action on the part of any such holder of Alacer PSUs, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Alacer PSU Plan, the terms of the Alacer PSUs shall be amended so as to substitute for the Alacer Shares subject to such Alacer PSUs such number of SSR Shares equal to (A) the number of Alacer Shares subject to the Alacer PSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

(5)

concurrently with the events described in Section 3.1(3) and Section 3.1(4), each Alacer DSU shall, without any further action on the part of any holder of Alacer DSUs, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Alacer DSU Plans, the terms of the Alacer DSUs shall be amended so as to substitute for the Alacer Shares subject to such Alacer DSUs such number of SSR Shares equal to (A) the number of Alacer Shares subject to the Alacer DSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

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Section 3.2    Effective Time Procedures

(1)

Following the receipt of the Final Order and prior to the Effective Date, SSR shall deliver or arrange to be delivered to the Depositary certificates representing the SSR Shares required to be issued to the Alacer Shareholders in accordance with the provisions of Section 3.1, which certificates shall be held by the Depositary as agent and nominee for such Alacer Shareholders for delivery to such Alacer Shareholders in accordance with the provisions of Article 5.

(2)

Subject to the provisions of Article 5, and upon return of a properly completed Letter of Transmittal by a registered Alacer Shareholder together with certificates representing Alacer Shares and such other documents as the Depositary may reasonably require, Alacer Shareholders shall be entitled to receive delivery of certificates representing the SSR Shares to which they are entitled pursuant to Section 3.1.

Section 3.3    No Fractional Shares

(1)

No fractional SSR Shares shall be issued to Alacer Shareholders. The number of SSR Shares to be issued to Alacer Shareholders shall be rounded down to the nearest whole SSR Share in the event that an Alacer Shareholder is entitled to a fractional share representing less than a whole SSR Share. In lieu of any such fractional SSR Share, a person otherwise entitled to a fractional SSR Share shall receive a cash payment determined by reference to the volume weighted average trading price of SSR Shares on the TSX on the first five trading days on which such shares trade on such exchange following the Effective Date.

(2)	All SSR Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

ARTICLE 4

DISSENT RIGHTS

Section 4.1    Dissent Rights

Each registered Alacer Shareholder may exercise dissent rights (“Dissent Rights”) with respect to Alacer Shares held by such Alacer Shareholder in connection with the Arrangement pursuant to and in the manner set forth in section 193 of the YBCA, as modified by the Interim Order and this Section 4.1; provided that the written notice setting forth the objection of such registered Alacer Shareholder to the Arrangement Resolution must be received by Alacer not later than 5:00 p.m. (Vancouver time) on the day that is two Business Days immediately preceding the date of the Alacer Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Alacer Shares held by them and in respect of which Dissent Rights have been validly exercised, to Alacer, free and clear of all Liens, as provided in Section 3.1(1) and if they:

(1)

are ultimately entitled to be paid fair value for their Alacer Shares: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(1)); (ii) will be entitled to be paid the fair value of such Alacer Shares by Alacer, which fair value, notwithstanding anything to the contrary contained in Part 14 of the YBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholders had not exercised their Dissent Rights in respect of such Alacer Shares; or

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(2)

are ultimately not entitled, for any reason, to be paid fair value for such Alacer Shares, such Dissenting Shareholders shall be deemed to have participated in the Arrangement on the same terms as a non-dissenting holder of Alacer Shares and shall be entitled to receive only the consideration contemplated by Section 3.1(2) that such Dissenting Shareholders would have received pursuant to the Arrangement if such Dissenting Shareholders had not exercised their Dissent Rights.

Section 4.2    Recognition of Dissenting Shareholders

(1)

In no circumstances shall SSR, Alacer or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of Alacer Shares in respect of which such Dissent Rights are purported to be exercised.

(2)

For greater certainty, in no case shall SSR, Alacer or any other person be required to recognize any Dissenting Shareholder as a holder of Alacer Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(1), and the name of such Dissenting Shareholder shall be removed from the register of Alacer Shareholders as to those Alacer Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(1) occurs. In addition to any other restrictions under Section 193 of the YBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of Alacer RSUs, Alacer PSUs or Alacer DSUs; and (ii) any Alacer Shareholder who votes or has instructed a proxyholder to vote such Alacer Shareholder’s Alacer Shares in favour of the Arrangement Resolution (but only in respect of such Alacer Shares).

ARTICLE 5

DELIVERY OF SSR SHARES

Section 5.1    Delivery of SSR Shares

(1)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Alacer Shares that were exchanged for SSR Shares in accordance with Section 3.1, together with a duly completed Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the SSR Shares that such holder is entitled to receive in accordance with Section 3.1.

(2)

After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented one or more Alacer Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing SSR Shares that the holder of such certificate is entitled to receive in accordance with Section 3.1.

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Section 5.2    Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Alacer Shares that were exchanged in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the consideration to which such holder is entitled to receive in accordance with Section 3.1. When authorizing such delivery in exchange for such lost, stolen or destroyed certificate, the holder to whom such consideration is to be delivered shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to SSR and the Depositary, each acting reasonably, in such amount as SSR may direct, or otherwise indemnify SSR and Alacer in a manner satisfactory to SSR and Alacer, each acting reasonably, against any claim that may be made against SSR or Alacer with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 5.3    Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to SSR Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Alacer Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to Law and Section 5.4, at the time of such compliance, there shall, in addition to the delivery of a certificate representing SSR Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such SSR Shares.

Section 5.4    Withholding Rights

SSR, Alacer or the Depositary, as applicable, shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any person under this Plan of Arrangement (including, without limitation, any payments to Dissenting Shareholders), such amounts as SSR, Alacer or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment or delivery under the Tax Act, the U.S. Tax Code or any provision of any other applicable Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate tax authority. Each of SSR, Alacer or the Depositary, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such person, such portion of any share or other security deliverable to such person as is necessary to provide sufficient funds to SSR, Alacer or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and SSR, Alacer or the Depositary shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person.

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Section 5.5    Limitation and Proscription

(1)

To the extent that a former Alacer Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is three years less one day after the Effective Date (the “final proscription date”), then the SSR Shares that such former Alacer Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such SSR Shares shall be delivered to SSR by the Depositary and the share certificates shall be cancelled by SSR, and the interest of the former Alacer Shareholder in such SSR Shares and any other consideration in respect thereof shall be terminated as of such final proscription date.

(2)

Any payment made by way of cheque by SSR or the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned or that otherwise remains unclaimed, in each case, on the final proscription date, shall be returned by the Depositary to SSR and any right or claim to payment hereunder that remains outstanding on the final proscription date shall cease to represent a right or claim by or interest of any kind or nature and the right of the former holder of Alacer Shares to receive any such consideration pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to SSR, for no consideration.

ARTICLE 6

AMENDMENTS

Section 6.1    Amendments to Plan of Arrangement

(1)

SSR and Alacer reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by SSR and Alacer, (iii) filed with the Court and, if made following the Alacer Meeting, approved by the Court, and (iv) communicated to Alacer Shareholders if and as required by the Court.

(2)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Alacer at any time prior to the Alacer Meeting provided that SSR shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Alacer Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Alacer Meeting shall be effective only if (i) it is consented to in writing by each of SSR and Alacer, each acting reasonably, and (ii) if required by the Court, it is consented to by Alacer Shareholders voting in the manner directed by the Court.

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ARTICLE 7 FURTHER ASSURANCES

Section 7.1    Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of SSR and Alacer will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

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SCHEDULE “B”

FORM OF ARRANGEMENT RESOLUTION

The text of the Arrangement Resolution which Alacer Shareholders will be asked to pass at the Alacer Meeting is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)

the arrangement (the “Arrangement”) under section 195 of the Business Corporations Act (Yukon) (the “YBCA”) involving SSR (“SSR”) and Alacer (“Alacer”) and the shareholders of Alacer, all as more particularly described and set forth in the management information circular (the “Circular”) of Alacer accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

(2)

the arrangement agreement (the “Arrangement Agreement”) among SSR and Alacer dated May 10, 2020 and all the transactions contemplated therein, the full text of which is attached as a schedule to the Circular, the actions of the directors of Alacer in approving the Arrangement and the actions of the directors and officers of Alacer in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

(3)

the plan of arrangement (the “Plan of Arrangement”) of Alacer implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

(4)

Alacer is hereby authorized to apply for a final order from the Supreme Court of Yukon (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended);

(5)

notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Alacer or that the Arrangement has been approved by the Court, the directors of Alacer are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Alacer to:

(a)	amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;

(6)

any director or officer of Alacer is hereby authorized and directed for and on behalf of Alacer to execute, whether under corporate seal of Alacer or otherwise, and to deliver such other documents as are necessary or desirable in accordance with the Arrangement Agreement for filing; and

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(7)

any one or more directors or officers of Alacer is hereby authorized, for and on behalf and in the name of Alacer, to execute and deliver, whether under corporate seal of Alacer or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Alacer, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Alacer;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE “C”

GOVERNANCE MATTERS

SSR Board

A.E. Michael Anglin (Chairperson)

Rodney P. Antal

Thomas R. Bates, Jr.

Brian Booth

Edward C. Dowling, Jr.

Simon A. Fish

Alan P. Krusi

Beverlee F. Park

Kay Priestly

Elizabeth A. Wademan

SSR Chief Executive Officer

Rodney P. Antal

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